UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1472124
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

Registrant's telephone number, including area code: **(920) 863-2161**
Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, no par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities. Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
   ___ Large accelerated filer   ___ Accelerated filer
   X Non-accelerated filer   ___ Smaller reporting company
     (Do not check if a smaller reporting company)
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes__ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2009, was $42,032,180 (110,611 shares at $380 per share, which is equal to the last sales price of shares sold during the registrant's second fiscal quarter, according to information available to the registrant).

As of February 24, 2010, there were 118,917 shares of the registrant's Common Stock (no par value) issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Documents*	Part of Form 10-K into Which Portions of Documents are Incorporated
Annual Report to Shareholders for the fiscal year ended December 31, 2009	Parts I and II
Proxy Statement for Annual Meeting of Shareholders on April 27, 2010	Part III

*Only the portions of documents specifically listed herein are to be deemed incorporated by reference.

DENMARK BANCSHARES, INC.

ITEM 1. DESCRIPTION OF BUSINESS

History and General Business of Denmark Bancshares, Inc.

Denmark Bancshares, Inc. ("DBI") was formed in 1983 as a Wisconsin bank holding company for the purpose of acquiring and holding the Common Stock of the Denmark State Bank ("DSB"). The holding company was formed to allow DSB to expand its line of financial products, enabling it to compete with other financial institutions. DBI acquired DSB in 1983 through an exchange offer for shares of DSB. DBI's subsidiaries are DSB, Denmark Agricultural Credit Corporation ("DACC"), and DBI Properties, Inc. DACC was formed in 1986 and offers certain types of agricultural lending. DBI Properties, Inc., was created in 2009 for the purpose of holding acquired real estate properties for resale. Unless the context otherwise requires, when used herein the term "DBI" refers to Denmark Bancshares, Inc. and all of its subsidiaries.

Securities and Exchange Commission Availability of Filings on Company Web Site

DBI electronically files the following reports with the SEC: Form 10-K (Annual Report), Form 10-Q (Quarterly Report), Form 8-K (Current Report) and Schedule 14A (Proxy Statement). DBI may file additional forms including amendments to these forms. The SEC maintains an Internet site, www.sec.gov, which contains annual reports, proxies, information statements, and other information of all issuers, including Denmark Bancshares, Inc., which files electronically with the SEC. Additionally, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K filed with the SEC, plus additional shareholder information are available free of charge on DSB's website, www.denmarkstate.com/inv_relations.htm, as soon as reasonably practical after the reports are filed electronically with SEC.

DSB

DSB offers a full line of retail banking services, including checking, time deposits of various types, loans for business, agri-business, real estate and personal use, and other miscellaneous banking services. DSB employs two experienced investment representatives that provides financial planning and sells annuities, mutual funds and other investment securities. DSB has six offices, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DSB also has seven automated teller machines at various locations throughout its market area. DSB also offers home and business banking 24 hours a day via telephone or online through a secure web site. These services allow customers to transfer funds between accounts and inquire about their balances or recent transaction activity as well as providing information about current interest rates.

No significant portion of the loan portfolio of DSB is concentrated in one individual or group of individuals, and management believes that the portfolio's industry weighting is prudent. Seasonal factors do not materially affect the size or quality of the loan portfolio of DSB. Set forth below is a schedule of the concentration of DBI's loans, including loans of DSB and DACC, at December 31, 2009:

	Year Ended December 31,				
	2009	2008	2007	2006	2005
(In thousands)					
Real Estate - Residential	$86,975	$93,693	$95,108	$98,319	$110,666
Real Estate - Commercial	58,242	53,828	59,169	60,496	63,211
Real Estate - Agricultural	54,661	47,405	43,445	39,858	34,980
Real Estate - Construction	15,737	20,200	22,723	27,621	29,159
Commercial	27,310	34,172	33,241	35,826	39,766
Agricultural	42,164	41,249	39,582	34,783	36,261
Consumer and other	11,544	10,234	9,368	9,128	11,028
TOTAL	$296,633	$300,781	$302,636	$306,031	$325,071

DSB offers a broad range of loans to individuals, businesses and farmers in its primary service area. DSB does not lend to foreign borrowers. Loans secured by residential real estate consist primarily of first lien mortgages on one-to-four family residential properties and represent DSB's largest category of loans. These loans, which can be amortized up to 30 years, are written primarily at fixed rates for one, three or five years. At the end of the term, the loan may be extended with payments based on interest rates prevailing at that time. A down payment of at least 20% is generally required for loan approval. DSB also makes home equity loans for a variety of purposes including education expenses, automobile purchases, debt consolidation, home improvements and other needs with flexible repayment terms.

Loans secured by commercial or agricultural real estate, can be amortized up to 25 years and generally require a minimum down payment of 20% in cash or other collateral. Loans secured by commercial and agricultural real estate generally entail more risk than loans secured by residential real estate. These loans typically involve larger balances to single borrowers. Repayment of the loan is usually dependent on the cash flow and success of the business occupying the property. The value of the real estate may be impacted by environmental issues or by supply and demand conditions in the market for commercial and retail space. DSB tries to mitigate this by requiring an environmental questionnaire and appraisals for all loans in excess of $1 million and by requiring a higher initial down payment. DSB also requires that the borrower submit annual financial information or more regularly, as considered appropriate.

Loans secured by construction real estate consist primarily of loans related to one-to-four family residential development. Construction loans generally have terms up to one year and do not require amortization of the loan balance during the term. Construction loans present a higher degree of risk than permanent real estate loans. A borrower's ability to complete construction may be affected by a variety of factors such as cost overruns and construction delays caused by adverse weather conditions, contractor delays or other problems. DSB generally requires a minimum down payment of 20% in cash or other collateral.

Commercial and agricultural loans consist of secured loans to fund seasonal fluctuations, purchase equipment, livestock, vehicles, and other fixed assets. These loans may be structured as term loans or as revolving lines of credit. The term loans generally have a repayment schedule of up to seven years. The revolving lines of credit are generally secured by accounts receivable, inventory or other business assets. Revolving lines of credit are generally reviewed on an annual basis and usually require substantial repayment of principal during the course of the year. In addition to securing these loans with business and farm assets, DSB often obtains personal guarantees from principals of the borrower. DSB normally requires a minimum down payment of at least 25% in cash or other collateral for these loans.

Consumer and other loans consists of a wide variety of loans both secured and unsecured to individuals for an array of personal needs. These loans include installment, single payment notes, overdraft protection lines of credit and credit card loans.

Denmark Agricultural Credit Corporation
DACC commenced business in 1986 to provide a source of funds for farm loans and to provide a source of liquidity for DSB. As of the close of the fiscal year, DACC had a $30 million line of credit from AgriBank, FCB. DACC originates loans and purchases loans from DSB and other financial institutions. As of December 31, 2009, DACC held agricultural loans totaling $28.3 million. In 2009 the net income of DACC was equal to 84.4% of the consolidated net income of DBI.

DBI Properties, Inc.
DBI Properties, Inc. was formed in February 2009 for the purpose of holding certain foreclosed properties. As of December 31, 2009, this subsidiary held a parcel of commercial real estate valued at $1 million.

Areas Serviced by DBI; Competition
DBI serves Brown, Kewaunee, Manitowoc and Outagamie Counties, including the villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown. The local economy of the area served is based on agriculture and light industry but the extended service area has a generally diversified economy. The local economic conditions prevailing at year-end varied by county but each county experienced higher unemployment than one year earlier. The area's unemployment rate is equal to or lagging behind the national unemployment rate of 9.7%. As of December 2009, the unemployment rate in Brown County, DBI's primary market, was 7.3% compared to 8.5%, 9.7% and 8.0% for Kewaunee, Manitowoc and Outagamie Counties, respectively. As of December 2008, the unemployment rate in Brown County was 5.4% compared to 5.3%, 6.0% and 5.7% for Kewaunee, Manitowoc and Outagamie Counties, respectively. Brown County experienced mixed results in the residential housing market. In Brown County, home sales were up 1% to 2,369 units, compared to 2,338, 2,716 and 2,809 during 2008, 2007 and 2006, respectively. The median price of a home in Brown County fell 8.2% to $135,000, compared to $147,100, $149,200 and $150,700 during 2008, 2007 and 2006, respectively. Brown County's statistics were similar to the statewide results for Wisconsin which experienced about the same number of home sales and a 7.7% drop to $143,000 in the median sales price. The number of home sales in Wisconsin benefited from the first-time home buyers credits as 4th quarter sales increased by 26% compared to one year earlier.

Most of DBI's loans are to businesses and individuals in Wisconsin (and, more specifically, in its four-county geographic area) and any general adverse change in the economic conditions prevailing in these areas could reduce DBI's growth rate, impair its ability to collect loans or attract deposits, and generally have an adverse impact on the results of operations and financial condition of DBI. If these areas experience adverse economic, political or business conditions, DBI would likely experience higher rates of loss and delinquency on its loans than if its loans were more geographically diverse.

The agricultural economy experienced a year of financial challenges during 2009. Wisconsin farmers' net income estimated at $1.45 billion was down about 56% from 2008's net income which was the second highest ever recorded.

Milk prices were strong going into 2009 but the prices quickly fell below year-earlier levels. According to a report by the Wisconsin Department of Agricultural and Applied Economics at the University of Wisconsin-Madison and the Cooperative Extension of the University of Wisconsin, milk prices fell as much as $9.10 per hundredweight below year-prior levels and the average price from January through October 2009 was $6.82 per hundredweight lower compared to averages of $19, $19 and $13 for the years 2008, 2007 and 2006, respectively.

The number of Wisconsin dairy farms has significantly declined from more than 21,800 in 1999 to approximately 12,900 currently in operation. One year earlier there were 13,448 licensed dairy herds in Wisconsin. Larger dairy units have replaced many of the smaller family farms and the average herd size is now 97 dairy cows. As a result, DBI has a smaller pool of agricultural borrowers to lend to while competing with a similar number of agricultural lenders. Despite this, DBI has been able to increase its agricultural lending.

The financial services industry is highly competitive. DBI faces intense competition from financial institutions in Denmark and surrounding markets, and from non-bank financial institutions, such as mutual funds, brokerage firms and insurance companies that have aggressively expanded into markets traditionally served by banks. Many of DBI's non-bank competitors are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured banks and Wisconsin-chartered state banks. As a result, such non-bank competitors may have advantages over DBI in providing certain services. DBI also competes indirectly with regional and national financial institutions, many of which have greater liquidity, lending limits, access to capital and market recognition, resources and banking experience than DBI.

Employees of DBI
At December 31, 2009, DSB had 94 full-time equivalent employees. DBI considers its relationship with its employees to be excellent.

Supervision and Regulation
The operations of financial institutions, including banks and bank holding companies, are highly regulated, both at the federal and state levels. Numerous statutes and regulations affect the businesses of DBI and its subsidiaries. To the extent that the information below is a summary of statutory provisions, such information is qualified in its entirety by reference to the statutory provisions described. There are additional laws and regulations having a direct or indirect effect on the business of DBI or DSB.

In recent years, the banking and financial industry has been the subject of numerous legislative acts and proposals, administrative rules and regulations at both federal and state regulatory levels. As a result of such regulatory changes, the nature of the banking industry in general has changed dramatically in recent years as increasing competition and a trend toward deregulation have caused the traditional distinctions among different types of financial institutions to be obscured.

The performance and earnings of DSB, like other commercial banks, are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the Federal Reserve System regulates monetary and credit conditions and interest rates in order to influence general economic conditions primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. The policies of the Federal Reserve have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates earned on loans and investments. The general effect, if any, of such policies upon the future business and earnings of DSB cannot accurately be predicted.

DBI
As a registered bank holding company, DBI is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "Act"). The Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board (the "Board") before it may merge with or consolidate into another bank holding company, acquire substantially all the assets of any bank, or acquire ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank.

Under the Act, DBI is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or holding company, nor can DBI or any subsidiary engage in any business other than banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries. DBI may, however, own shares of a company the activities of which the Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto, and the holding company itself may engage in such activities. DBI is authorized under the Act to own DACC and DBI Properties, Inc., its nonbank subsidiaries.

As a registered bank holding company, DBI is supervised and regularly examined by the Board. Under the Act, DBI is required to file with the Board an annual report and such additional information as may be required. The Board can order bank holding companies and their subsidiaries to cease and desist from any actions which in the opinion of the Board constitute serious risk to the financial safety, soundness or stability of a subsidiary bank and are inconsistent with sound banking principles or in violation of law. The Board has adopted regulations that deal with the measure of capitalization for bank holding companies. Such regulations are essentially the same as those adopted by the FDIC, described below. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

Under Wisconsin law, DBI is also subject to supervision and examination by the Division of Banking of the Wisconsin Department of Financial Institutions (the "Division"). The Division is also empowered to issue orders to a bank holding company to remedy any condition or policy, which, in its determination, endangers the safety of deposits in any subsidiary state bank, or the safety of the bank or its depositors. In the event of noncompliance with such an order, the Division has the power to direct the operation of the state bank subsidiary and withhold dividends from the holding company. DBI, as the holder of the stock of a Wisconsin state-chartered bank, may be subject to assessment to restore impaired capital of the bank to the extent provided in Section 220.07, Wisconsin Statutes. Any such assessment would apply only to DBI and not to any shareholder of DBI.

Federal law prohibits the acquisition of "control" of a bank holding company by individuals or business entities or groups or combinations of individuals or entities acting in concert without prior notice to the appropriate federal bank regulator. For this purpose, "control" is defined in certain instances as the ownership of or power to vote 10% or more of the outstanding shares of the bank holding company.

The Gramm-Leach-Bliley Act of 1999 repealed prior federal law prohibiting affiliations of banks with other types of financial services firms. The act allows bank holding companies to engage in a full range of financial activities through an entity known as a financial holding company, or a national bank to engage in financial activities through a financial subsidiary. The act allows banks to affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company.

The Sarbanes-Oxley Act, which enacted sweeping measures that, among other things, tighten the rules governing auditors, corporate officers and executives, and investment banking research analysts, was signed into law as of July 30, 2002. This act requires chief executive officers and chief financial officers of public companies to personally certify that the reports their companies file with the SEC are accurate and complete. Those persons who are responsible for accounting or reporting violations are subject to harsh civil and criminal penalties.

DSB
As a state-chartered institution, DSB is subject to regulation and supervision by the Division and the Wisconsin Banking Review Board and is periodically examined by the Division's staff. Deposits of DSB are insured by the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC") and as a result DSB is also subject to regulation by the FDIC and periodically examined by its staff.

The Federal Deposit Insurance Act requires that the appropriate federal regulatory authority -- (FDIC in the case of DSB since it is an insured state bank, which is not a member of the Federal Reserve System) -- approve any acquisition through merger, consolidation, purchase of assets, or assumption of deposits. The same regulatory authority also supervises compliance by DSB with provisions of federal banking laws, which, among other things, prohibit the granting of preferential loans by a bank to executive officers, directors, and principal shareholders of the bank and of other banks, which have a correspondent relationship with the bank.

Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank's undivided profits, and (ii) prior consent of the Division is required for the payment of a dividend which exceeds current year income if dividends declared have exceeded net profits in either of the two immediately preceding years. The various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice; the payment of a dividend by a bank could, depending upon the circumstances, be considered such an unsafe or unsound practice. In the event that (i) the FDIC or the Division should increase minimum required levels of capital; (ii) the total assets of DSB increase significantly; (iii) the income of DSB decreases significantly; or (iv) any combination of the foregoing occurs, then the Board of Directors of DSB may decide or be required by the FDIC or the Division to retain a greater portion of DSB's earnings thereby reducing dividends.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in stock or other securities of the bank holding company and on the taking of such stock or securities as collateral for loans to any borrower. Under the Federal Reserve Act and regulations of the Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or any property or service.

The activities and operations of banks are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Community Reinvestment Act, anti-redlining legislation and the antitrust laws.

The Community Reinvestment Act includes provisions under which the federal bank regulatory agencies must consider, in connection with applications for certain required approvals, including applications to acquire control of a bank or holding company or to establish a branch, the records of regulated financial institutions in satisfying their continuing and affirmative obligations to help meet the credit needs of their local communities, including those of low and moderate-income borrowers.

FDICIA, among other things, establishes five tiers of capital requirements: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The FDIC has adopted regulations, which define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier I risk-based capital ratio (Tier I Capital to risk-weighted assets) of 6% or greater, and a Tier I leverage capital ratio (Tier I Capital to total assets) of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. The other categories are identified by descending levels of capitalization. Undercapitalized banks are subject to growth limitations and are required to submit a capital restoration plan. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." Significantly undercapitalized banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. DSB currently exceeds the regulatory definitions of a well capitalized financial institution.

DACC

DACC is also subject to various forms of regulation. To the extent that lending of DACC is funded by loans from one or more Farm Credit Banks, its operations are subject to regulations promulgated by the Federal Farm Credit Administration. Currently, the AgriBank, FCB (a wholesale lending cooperative whose primary function is to provide credit to farm service centers) conducts a review of DACC's loan portfolio at least once every three years. Also, loans originated by DACC are subject to the same consumer protection regulation that governs loan procedures of DSB.

DBI Properties, Inc.

DBI Properties is subject to various regulations governed by the Federal Reserve Board.

ITEM 1A. RISK FACTORS

Following are potential risks that management considers material that could affect the future operating results and financial condition of DBI. The risks are not listed in any particular order of importance and there is the potential that there are other risks that have either not been identified or were identified as immaterial that could impair DBI's business, operating results or financial condition.

Changing Economic Conditions in DBI's Primary Service Area Could Adversely Impact DBI's Financial Results and Condition
Most of DBI's loans are to businesses and individuals in Wisconsin (and, more specifically, Brown, Kewaunee, Manitowoc and Outagamie Counties), and any general adverse change in the economic conditions prevailing in these areas could reduce DBI's growth rate, impair its ability to collect loans or attract deposits, and generally have an adverse impact on the results of operations and financial condition of DBI. If these areas experience adverse economic, political or business conditions, DBI would likely experience higher rates of loss and delinquency on its loans than if its loans were more geographically diverse.

The Current Financial Crisis Affecting the Banking System, Financial Markets and Economic Conditions Generally, May Significantly Affect our Financial Condition, Results of Operations, Liquidity or Stock Price.
The Emergency Economic Stabilization Act of 2008 and American Recovery and Reinvestment Act of 2009 were signed into law in response to the financial crisis affecting the banking system, financial markets and economic conditions generally. There have been numerous actions by the U.S. Treasury, the Federal Reserve Board, the FDIC and others to address the current liquidity and credit crisis. One purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. The regulatory initiatives may not have their desired effects**.** The capital and credit markets have recovered for large corporations and there has been less volatility over the past year however the credit markets remain tight for small businesses. If the economic conditions fail to improve or worsen, our business, financial condition, results of operations and liquidity could be materially and adversely affected. A double dip recession with continued high unemployment and further declines in real estate values could lead to increased charge-offs resulting in higher provisions for loan losses and DBI's investments in privately issued mortgage-backed securities could become other-than-temporarily impaired and require charges to earnings or experience economic losses. Large loan losses or write-downs to the securities portfolio could result in net operating losses and, among other things, lead to increased regulatory scrutiny, increased FDIC insurance premiums, liquidity issues, loss of access to credit markets and suspension of dividends.

DBI is Subject to Restrictions on its Ability to Pay Dividends
DBI is a holding company with no significant operations of its own. Accordingly, the primary source of funds for DBI to pay dividends to its shareholders is dividends DSB and other subsidiaries pay to DBI. DBI's subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to DBI, whether by dividends, loans or other payments. The ability of DBI's subsidiaries to pay dividends or make distributions to DBI, and accordingly, DBI's ability to pay dividends on its common stock, will depend on the earnings, capital requirements and general financial condition of the subsidiaries and, in the case of DSB, on regulatory limitations. See "Item 1. Description of Business – Supervision and Regulation – DSB." If DBI does not receive adequate distributions from its subsidiaries, then it may not be able to make or may have to reduce dividend payments on its common stock.

Changing Interest Rates May Adversely Impact the Profitability of DBI
The profitability of DBI depends to a large extent on its net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investment securities, and its interest expense paid on interest-bearing liabilities, such as deposits and borrowings. DBI is unable to influence or to predict accurately fluctuations of market interest rates, which are affected by many factors including inflation, unemployment, general economic conditions throughout the world, and actions of the Federal Reserve in adjusting the money supply. At any given time, DBI's assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a positive or negative effect on DBI's net income, capital and liquidity.

The mismatch between maturities and interest rate sensitivities of interest-earning assets and interest-bearing liabilities results in interest rate risk, which risk will change as the level of interest rates change. DBI's liabilities consist primarily of deposits, which are either of a short-term maturity or have no stated maturity. These accounts typically can react more quickly to changes in market interest rates than DBI's assets because of the shorter maturity (or lack of maturity) and repricing characteristics of these deposits. Consequently, sharp increases or decreases in market interest rates may impact DBI's earnings negatively or positively, respectively.

Changes in interest rates will also affect the level of voluntary prepayments on DBI's loans and the receipt of payments on DBI's mortgage-backed securities, resulting in the receipt of proceeds that DBI may have to reinvest at a lower rate than the loan or mortgage-backed security being prepaid. Finally, changes in interest rates can result in the flow of funds away from banking institutions into investments in U.S. government and corporate securities, and other investment vehicles which, because of the absence of federal insurance premiums and reserve requirements, among other reasons, generally can pay higher rates of return than banking institutions.

DBI's Concentration on Small to Medium-Sized Business Customers May Adversely Impact DBI's Results if the Economy Worsens
One of the primary focal points of DBI's business development and marketing strategy is serving the banking and financial services needs of small to medium-sized businesses. Small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions become unfavorable in Wisconsin, the businesses of DBI's lending clients and their ability to repay outstanding loans may be negatively affected. As a consequence, DBI's results of operations and financial condition may be adversely affected.

DBI's Concentration in Agricultural-Related Loans May Adversely Impact DBI's Results if the Economy Worsens
DBI has a concentration of agricultural-related loans amounting to approximately 33% of total loans as of December 31, 2009. The factors that influence the agricultural economy are complex and difficult to predict. These factors include, among other things, (i) the weather's effect on feed quality and quantity; (ii) the effect of governmental support programs on feed grain and dairy prices; (iii) import and export markets, including the effects of international trade regulations and tariffs; (iv) energy costs as they relate to fuel and fertilizer costs; (v) interest rates; (vi) supply and demand for feed grain and dairy; and (vii) market fluctuations created by consumer reaction to animal health issues. If agricultural conditions become unfavorable in Wisconsin, the businesses of DBI's agricultural clients and their ability to repay outstanding loans may be negatively affected. As a consequence, DBI's results of operations and financial condition may be adversely affected.

DBI's Allowance for Potential Loan Losses May Not Be Adequate
DBI makes various assumptions and judgments about the collectability of its loan portfolio and provides an allowance for potential losses based on a number of factors. DBI's allowance for potential loan losses is established in consultation with its management and is maintained at a level considered adequate by management to absorb loan losses that are inherent in DBI's portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond DBI's control, and such losses may exceed current estimates. Although DBI's management believes that the allowance for potential loan losses as of the date hereof is adequate to absorb losses that may develop in its existing portfolio of loans, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future.

In addition, federal and state regulators periodically review DBI's allowance for potential loan losses and may require DBI to increase its provision for potential loan losses or recognize further loan charge-offs, based on judgments different than those of DBI's management. Any increase in DBI's allowance for potential loan losses or loan charge-offs as required by these regulatory agencies would have a negative effect on the operating results of DBI.

Government Regulation and Monetary Policy Could Reduce DBI's Earnings
DBI and DSB are subject to extensive state and federal government supervision, regulation and control. Existing state and federal banking laws subject DBI and DSB to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of DSB's banking business. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of DSB, to the advantage of DSB's non-bank competitors. In addition, economic and monetary policy of the Federal Reserve may increase DSB's cost of doing business and affect its ability to attract deposits and make loans. The techniques used by the Federal Reserve include setting the reserve requirements of banks and establishing the discount rate on bank borrowings. The policies of the Federal Reserve have a direct effect on the amount of bank loans and deposits, and the interest rates charged and paid thereon.

Significant Competition May Limit DBI's Potential for Success
The financial services industry is highly competitive. DBI faces intense competition from financial institutions in Denmark and surrounding markets, and from non-bank financial institutions, such as mutual funds, brokerage firms and insurance companies that have aggressively expanded into markets traditionally served by banks. Many of DBI's non-bank competitors are not subject to the same degree of regulation as are imposed on bank holding companies, federally insured banks and Wisconsin-chartered state banks. As a result, such non-bank competitors may have advantages over DBI in providing certain services. DBI also competes indirectly with regional and national financial institutions, many of which have greater liquidity, lending limits, access to capital and market recognition, resources and banking experience than DBI.

Loss of Key Personnel Could Adversely Impact DBI's Results
DBI's and DSB's success has been and will be greatly influenced by their continuing ability to retain the services of their existing senior management and, as they expand, to attract and retain additional qualified senior and middle management. DBI entered into a nonqualified deferred compensation agreement with Carl T. Laveck, Chief Credit Officer of DSB, to discourage him from leaving before January 2014. DBI has not entered into any other employment agreements or other contractual arrangements with its key personnel. The unexpected loss of the services of any of the key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on DBI's and DSB's business and financial results.

Need for Technological Change May Increase DBI's Expenses

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. DBI's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in DBI's operations. A number of DBI's competitors may have substantially greater resources to invest in technological improvements. There can be no assurance that DBI will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

ITEM 2. DESCRIPTION OF PROPERTIES

The following table sets forth certain information relating to DBI's corporate offices and other facilities, all of which are owned by DBI:

Location	Approximate Square Feet	Principal Uses
Denmark	22,000	Principal corporate and banking offices
Bellevue	10,000	Branch bank
Maribel	1,885	Branch bank
Maribel	3,415	Space available for lease
Reedsville	3,700	Branch bank
Whitelaw	3,400	Branch bank
Wrightstown	6,605	Branch bank
Wrightstown	4,071	Space available for lease
Denmark	5,000	Retail Investments, accounting department and travel services

Each of the foregoing properties is in good condition and is suitable for banking operations. A portion of the lower level of the Maribel office is leased to an unaffiliated third-party while additional space is available for lease. All of the other properties are solely occupied by DBI.

In the opinion of management, all of DBI's properties are adequately covered by insurance. In addition to DBI's corporate offices and banking facilities, DBI from time to time acquires real estate upon foreclosure. DBI sells such real estate as soon as practicable after it is acquired.

ITEM 3. LEGAL PROCEEDINGS

Neither DBI nor any of its subsidiaries is a party to any legal proceedings, which, individually or in the aggregate, are material to DBI as a whole. From time to time DBI (through its subsidiaries) is involved in routine litigation, including collection matters.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2009.

<center>**PART II**</center>

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information contained under the caption "Market Information" in the Quarterly Financial Information section and the information in the "Stock Performance" section of the Annual Report is incorporated herein by reference. Information concerning restrictions that limit DBI's ability to pay dividends is contained under the caption "Capital Resources" in the Management's Discussion and Analysis section of the Annual Report and is also incorporated herein by reference.

Unregistered Sales of Equity Securities and Use of Proceeds

DBI had no common stock purchases during the fourth quarter of 2009.

ITEM 6. SELECTED FINANCIAL DATA

The information contained in the section captioned "Selected Financial Data" in the Annual Report is incorporated herein by reference. Such information should be read along with the Company's financial statements and the notes to those financial statements and with Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference elsewhere herein.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in the section captioned "Management's Discussion and Analysis" in the Annual Report is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained under the subheading "Quantitative and Qualitative Disclosures About Market Risk" in the Management's Discussion and Analysis section of the Annual Report is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, including the notes thereto and the Report of Independent Registered Public Accounting Firm, required by this item are contained in the sections captioned "Consolidated Financial Statements" and "Notes to the Consolidated Financial Statements" in the 2009 Annual Report and are incorporated herein by reference. The supplementary data required by this item is contained in the section captioned "Selected Financial Information" under the heading "Quarterly Financial Information".

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9AT. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the 2009 fiscal year are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting is on page 8 of the 2009 Annual Report and is incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

None

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained under the captions "Proposal I - Election of Directors", "Section 16 (a) Beneficial Ownership Reporting Compliance", "Code of Ethics", "Corporate Governance", and "Audit Committee Report" in DBI's proxy statement for the 2010 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information in DBI's proxy statement, prepared for the 2010 Annual Meeting of Shareholders, which contains information concerning this item, under the captions "Director Compensation", "Executive Compensation", "Compensation Discussion and Analysis", "Compensation Committee Report", and "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in DBI's proxy statement, prepared for the 2010 Annual Meeting of Shareholders, which contains information concerning this item, under the caption "Voting Securities and Security Ownership of Certain Beneficial Owners and Management," is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in DBI's proxy statement, prepared for the 2010 Annual Meeting of Shareholders, which contains information concerning this item, under the captions "Transactions With Related Persons," and "Corporate Governance" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in DBI's proxy statement, prepared for the 2010 Annual Meeting of Shareholders, which contains information concerning this item, under the caption "Ratification of Selection of Independent Registered Public Accountants," is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. and 2. Financial Statements and Financial Statement Schedules

The following financial statements and financial statement schedules are contained in the Annual Report to Shareholders:

Selected Financial Information

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition as of December 31, 2009 and 2008

Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

(a) 3. The "Index to Exhibits" is shown below.

INDEX TO EXHIBITS
DENMARK BANCSHARES, INC.
FORM 10-K

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation [Incorporated by reference to Exhibit 3.1 to DBI's report on Form 10-Q for the quarter ended June 30, 2002]
3.2	Second Amended and Restated Bylaws
10.1*	Deferred Compensation Agreement with Carl T. Laveck [Incorporated by reference to Exhibit 10.1 to DBI's report on Form 8-K dated February 10, 2009}
11.1	Statement Re Computation of Per Share Earnings
13.1	Annual Report to Shareholders for the Fiscal Year Ended December 31, 2009, to the extent incorporated herein by reference
21.1	List of Subsidiaries
23.1	Consent of Wipfli LLP
31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* - A management contract or compensating plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENMARK BANCSHARES, INC.

By: /s/ John P. Olsen
John P. Olsen, President and CEO

Date: February 23, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

By: /s/ John P. Olsen
John P. Olsen,
President and CEO
Principal Executive Officer

By: /s/ Dennis J. Heim
Dennis J. Heim,
Vice President, CFO and Treasurer
Principal Accounting Officer

By: /s/ Jill S. Feiler
Jill S. Feiler,
Vice President and Secretary

By: /s/ Terese M. Deprey
Terese M. Deprey,
Director

By: /s/ Thomas N. Hartman
Thomas N. Hartman,
Director

By: /s/ Allen M. Peters
Allen M. Peters,
Director

By: /s/ Michael L. Heim
Michael L. Heim,
Director

By: /s/ Diane L. Roundy
Diane L. Roundy,
Director

By: /s/ Kenneth A. Larsen, Sr.
Kenneth A. Larsen, Sr.,
Director

By: /s/ Thomas F. Wall
Thomas F. Wall,
Director

By: /s/ Janet L. Bonkowski
Janet L. Bonkowski,
Director

February 23, 2010

INDEX TO EXHIBITS
DENMARK BANCSHARES, INC.
FORM 10-K

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation [Incorporated by reference to Exhibit 3.1 to DBI's report on Form 10-Q for the quarter ended June 30, 2002]
3.2	Second Amended and Restated Bylaws
10.1*	Deferred Compensation Agreement with Carl T. Laveck [Incorporated by reference to Exhibit 10.1 to DBI's report on Form 8-K dated February 10, 2009}
11.1	Statement Re Computation of Per Share Earnings
13.1	Annual Report to Shareholders for the Fiscal Year Ended December 31, 2009, to the extent incorporated herein by reference
21.1	List of Subsidiaries
23.1	Consent of Wipfli LLP
31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* - A management contract or compensating plan or arrangement.

DENMARK BANCSHARES, INC.

EXHIBIT (3.2)

SECOND AMENDED AND RESTATED BYLAWS

OF

DENMARK BANCSHARES, INC.
(a Wisconsin corporation)

ARTICLE I. OFFICES

1.01. <u>Principal and Business Offices</u>. The corporation may have such principal and other business offices, either within or without the State of Wisconsin, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.02. <u>Registered Office</u>. The registered office of the corporation required by the Wisconsin Business Corporation Law to be maintained in the State of Wisconsin may be, but need not be, identical with the principal office in the State of Wisconsin, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II. SHAREHOLDERS

2.01. <u>Annual Meeting</u>. The annual meeting of the shareholders shall be held on the fourth (4th) Tuesday in January of each year, or at such other time and date before or after such date as may be fixed by or under the authority of the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Wisconsin, such meeting shall be held on the next succeeding business day.

2.02. <u>Special Meetings</u>. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by the Wisconsin business Corporation Law, may be called by the Board of Directors, the Chairman of the Board, or the President. The corporation shall call a special meeting of shareholders in the event that the holders of at least 10% of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation one or more written demands for the meeting describing one or more purposes for which it is to be held. The corporation shall give notice of such a special meeting within thirty days after the date that the demand is delivered to the corporation.

2.03. <u>Place of Meeting</u>. The Board of Directors may designate any place, either within or without the State of Wisconsin, as the place of meeting for any annual or special meeting of shareholders. If no designation is made, the place of meeting shall be the principal office of the corporation. Any meeting may be adjourned to reconvene at any place designated by vote of the shares represented thereat.

2.04. <u>Notice of Meeting</u>. Written notice stating the date, time and place of any meeting of shareholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten days nor more than sixty days before the date of the meeting (unless a different time is provided by the Wisconsin business Corporation Law or the articles of incorporation), either personally or by mail, by or at the direction of Chairman of the Board, the President or the Secretary, to each shareholder of record entitled to vote at such meeting and to such other persons as required by the Wisconsin Business Corporation Law. If mailed, such notice shall be deemed to be effective when deposited in the United States mail, addressed to the shareholder at his or her address as it appears on the stock record books of the corporation, with postage thereon prepaid. If an annual or special meeting of shareholders is adjourned to a different date, time or place, the corporation shall not be required to give notice of the new date, time or place is the new date, time or place is announced at the meeting before adjournment; <u>provided</u>, <u>however</u>, that if a new record date for an adjourned meeting if or must be fixed, the corporation shall give notice of the adjourned meeting to persons who are shareholders as of the new record date.

2.05. <u>Waiver of Notice</u>. A shareholder may waive any notice required by the Wisconsin Business Corporation Law, the articles of incorporation or these bylaws before or after the date and time stated in the notice. The waiver shall be in writing and signed by the shareholder entitled to the notice, contain the same information that would have been required in the notice under applicable provisions of the Wisconsin Business Corporation Law (except that the time and place of meeting need not be stated) and be delivered to the corporation for inclusion in the corporate records. A shareholder's attendance at a meeting, in person or by proxy, waives objection to all of the following: (a) lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting or promptly upon arrival objects to holding the meeting or transacting business at the meeting; and (b) consideration of a particular matter at the meeting that is not within the purpose described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

2.06. <u>Fixing of Record Date</u>. The Board of Directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders, shareholders entitled to demand a special meeting as contemplated by Section 2.02 hereof, shareholders entitled to take any other action, or shareholders for any other purpose. Such record date shall not be more than seventy days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If no record date is fixed by the Board of Directors or by the Wisconsin Business Corporation Law for the determination of shareholders entitled to notice of and to vote at a meeting of shareholders, the record date shall be the close of business on the day before the first notice is given to shareholders. If no record date is fixed by the Board of Directors or by the Wisconsin Business Corporation Law for the determination of shareholders entitled to demand a special meeting as contemplated in Section 2.02 hereof, the record date shall be the date that the first shareholder signs the demand. Except as provided by the Wisconsin Business Corporation Law for a court-ordered adjournment, a determination of shareholders entitled to notice of and to vote at a meeting of shareholders is effective for any adjournment of such meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. The record date for determining shareholders entitled to a distribution (other that a distribution involving a purchase, redemption or other acquisition of the corporation's shares) or a share dividend is the date on which the Board of Directors authorized the distribution or share dividend, as the case may be, unless the Board of Directors fixes a different record date.

2.07. <u>Shareholders' List for Meetings</u>. After a record date for a special or annual meeting of shareholders has been fixed, the corporation shall prepare a list of the names of all of the shareholders entitled to notice of the meeting. The list shall be arranged by class of series of shares, if any, and show the address of and number of shares held by each shareholder. Such list shall be available for inspection by any shareholder, beginning two business days after notice of the meeting is given for which the list was prepared and continuing to the date of the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held. A shareholder or his or her agent may, on written demand, inspect and, subject to the limitations imposed by the Wisconsin Business Corporation Law, copy the list, during regular business hours and at his or her expense, during the period that it is available for inspection pursuant to this Section 2.07. The corporation shall make the shareholders' list available at the meeting and any shareholder or his or her agent or attorney may inspect the list at any time during the meeting or any adjournment thereof. Refusal or failure to prepare or make available the shareholders' list shall not affect the validity of any action taken at a meeting of shareholders.

2.08. <u>Quorum and Voting Requirement</u>. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. If the corporation has only one class of stock outstanding, such class shall constitute a separate voting group for purposes of this Section 2.08. Except as otherwise provided in the articles of incorporation, any bylaw adopted under authority granted in the articles of incorporation, or the Wisconsin Business Corporation Law, a majority of the votes entitled to be cast on the matter shall constitute a quorum of the voting group for action on that matter. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. If a quorum exists, except in the case of the election of directors, action on a matter shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation, any bylaw adopted under authority granted in the articles of incorporation, of the Wisconsin Business Corporation Law requires a greater number of affirmative votes. Unless otherwise provided in the articles of incorporation, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present. For purposes of this Section 2.08, "plurality" means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the meeting. Though less than a quorum of the outstanding votes of a voting group are represented at a meeting, a majority of the votes so represented may adjourn that meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

2.09. <u>Conduct of Meeting</u>. The Chairman of the Board, and in his or her absence, the President, and in his or her absence, a Vice President in the order provided under Section 4.07 hereof, and in their absence, any person chosen by the shareholders present shall call the meeting of the shareholders to order and shall act as chairperson of the meeting, and the Secretary of the corporation shall act as secretary of all meetings of the shareholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. <u>Proxies</u>. At all meeting of shareholders, a shareholder may vote his or her shares in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for the shareholder by signing an appointment form, either personally or by his or her attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent of the corporation authorized to tabulate votes. An appointment is valid for eleven months from the date of it's signing unless a different period is expressly provided in the appointment form.

2.11. <u>Voting of Shares</u>. Except as provided in the articles of incorporation or in the Wisconsin Business Corporation Law, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a meeting of shareholders.

2.12. <u>Action without Meeting</u>. Any action required or permitted by the articles of incorporation or these bylaws or any provision of the Wisconsin Business Corporation Law to be taken at a meeting of the shareholders may be taken without action by the Board of Directors if a written consent or consents, describing the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof and delivered to the corporation for inclusion in the corporate records.

2.13. <u>Acceptance of Instruments Showing Shareholder Action</u>. If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder, the corporation, if acting in good faith, may accept the vote, consent, waiver or proxy appointment and give it effect as the act of a shareholder. If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of a shareholder, the corporation, if acting in good faith, may accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder is any of the following apply:

(a) The shareholder is an entity and the name signed purports to be that of an officer or agent of the entity
(b) The name purports to be that of a personal representative, administrator, executor, guardian or conservator representing the shareholder and, if the corporation request, evidence of fiduciary status acceptable to the corporation is presented with respect to the vote, consent, waiver or proxy appointment.
(c) The name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation is presented with respect to the vote, consent, waiver or proxy appointment.
(d) The name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation presented with respect to the vote, consent, waiver or proxy appointment.
(e) Two or more persons are the shareholders as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all co-owners.

The corporation may reject a vote, consent, waiver or proxy appointment if the Secretary or other officer or agent of the corporation who is authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

ARTICLE III. BOARD OF DIRECTORS

3.01. <u>General Powers, Number and Term</u>. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the Board of Directors. The number of directors of the corporation shall be eight (8). The Board of Directors shall be divided into three (3) classes consisting of two (2) directors in Class I, three (3) directors in Class II and three (3) directors in Class III. At the 1993 annual meeting of shareholders, the directors in Class I shall be elected for a term to expire at the 1994 annual meeting of shareholders, the directors in Class II shall be elected for a term to expire at the 1995 annual meeting of shareholders and the directors in Class III shall be elected for a term to expire at the 1996 annual meeting of shareholders, with the directors in each class to hold office until their successors have been duly elected and qualified. At each annual meeting of shareholders after the 1993 annual meeting of shareholders, the successor directors to the class of directors whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting of shareholders and until their successors have been duly elected and qualified. The number of directors is subject to increase or decrease at any time or from time to time by amending this Section 3.01 in the manner provided in Section 3.15 of these Bylaws, but no decrease shall have the effect of shortening the term of any incumbent director.

3.02. <u>Tenure and Qualifications</u>. A director may be removed from office only (1) by the affirmative vote of not less that 80% of the outstanding shares entitled to vote for the election of such director, voting together as a single voting group, at a special meeting of shareholders called for that purpose or (2) when removal is recommended by an affirmative vote of not less than a majority of the Board of Directors, by shareholders holding shares entitled to vote for the election of such director, voting together as a single voting group, at a special meeting of shareholders called for such purpose at which a quorum is present if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. A director may resign at any time by delivering written notice, which complies with the Wisconsin Business Corporation Law to the Board of Directors, to the Chairman of the Board or to the corporation. A director's resignation is effective when the notice is delivered unless the notice specifies a later effective date. Directors need not be residents of the State of Wisconsin or shareholders of the corporation.

3.03. <u>Regular Meeting</u>. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after the annual meeting of shareholders and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of shareholders, which precedes it, or such other suitable place as may be announced at such meeting of shareholders. The Board of Directors may provide, by resolution, the date, time and place, either within or without the State of Wisconsin, for the holding of additional regular meetings of the Board of Directors without other notice that such resolution.

3.04. <u>Special Meeting</u>. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, Secretary or any two directors. The person calling any special meeting of the Board of Directors may fix any place, either within or without the State of Wisconsin, as the place for holding any special meeting of the Board of Directors, and if no other place is fixed the place of the meeting shall be the principal office of the corporation in the State of Wisconsin.

3.05. <u>Notice; Waiver</u>. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.03) shall be given by written notice delivered in person, by telephone, telegraph, teletype, facsimile or other form of wire or wireless communication, or by mail or private carrier, to each director at his business address or at such other address as such director shall have designated in writing filed with the Secretary, in each case not less than forty-eight hours prior to the meeting. The notice need not describe the purpose of the meeting of the Board of Directors or the business to be transacted at such meeting. If mailed, such notice shall be deemed to be effective when deposited in the United States mail so addressed, with postage thereon prepaid. If notice is given by telegram, such notice shall be deemed to be effective when the telegram is delivered to the telegraph company. If notice is given by private carrier, such notice shall be deemed to be effective when delivered to the private carrier. Whenever any notice whatever is required to be given to any director of the corporation under the articles of the incorporation or these bylaws or any provision of the Wisconsin Business Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the date and time of meeting, by the director entitled to such notice shall be deemed equivalent to the giving of such notice. The corporation shall retain any such waiver as part of the permanent corporate records. A director's attendance at or participation in a meeting waives any required notice to him or her of the meeting unless the director at the beginning of the meeting or promptly upon his or her arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.06. <u>Quorum.</u> Except as otherwise provided by the Wisconsin Business Corporation Law or by the articles of incorporation or these bylaws, a majority of the number of directors specified in Section 3.01 of these bylaws shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. Except as otherwise provided by the Wisconsin Business Corporation Law or by the articles of incorporation or by these bylaws, a quorum of any committee of the Board of Directors created pursuant to Section 3.12 hereof shall consist of a majority of the number of directors appointed to serve on the committee. A majority of the directors present (though less than such quorum) may adjourn any meeting of the Board of Directors or any committee thereof, as the case may be, from time to time without further notice.

3.07. <u>Manner of Acting.</u> The affirmative vote of a majority of the directors present at a meeting of the Board of Directors or a committee thereof at which a quorum is present shall be the act of the Board of Directors or such committee, as the case may be, unless the Wisconsin Business Corporation Law, the articles of incorporation or these bylaws require the vote of a greater number of directors.

3.08. <u>Conduct of Meetings.</u> The Chairman of the Board, and in his or her absence, the President, and in his or her absence, a Vice President in the order provided under Section 4.07, and in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairperson of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any other person present to act as secretary of the meeting. Minutes of any regular or special meeting of the Board of Directors shall be prepared and distributed to each director.

3.09. <u>Vacancies.</u> Except as provided below, any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled only by the affirmative vote of a majority of the directors then in office, although such directors may constitute less than a quorum. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining directors elected by that voting group may vote to fill the vacancy if it is filled by the directors. If there shall be no directors then in office, the shareholders shall be entitled to fill the vacancies on the Board of Directors. A vacancy that will occur at a specific later date, because of a resignation effective at a later date or otherwise, may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs. Directors appointed to newly created directorships resulting from any increase in the authorized number of directors or to fill any vacancies in the Board of Directors resulting from death, resignation, removal, disqualification or any other cause shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been appointed expires.

3.10. <u>Compensation.</u> The Board of Directors, irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. <u>Presumption of Assent.</u> A director who is present and is announced as present at a meeting of the Board of Directors or any committee thereof created in accordance with Section 3.12 hereof, when corporate action is taken, assents to the action taken unless any of the following occurs: (a) the director objects at the beginning of the meeting or promptly upon his or her arrival to holding the meeting or transacting business at the meeting; (b) the director dissents or abstains from an action taken and minutes of the meeting are prepared that show the director's dissent or abstention from the action taken; (c) the director delivers written notice that complies with the Wisconsin Business Corporation Law of his or her dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting; or (d) the director dissents or abstains from an action taken, minutes of the meeting are prepared that fail to show the director's dissent or abstention from the action taken, and the director delivers to the corporation a written notice of that failure that complies with the Wisconsin Business Corporation Law promptly after receiving the minutes. Such right of dissent or abstention shall not apply to a director who votes in favor of the action taken.

3.12. <u>Committees.</u> The Board of Directors by resolution adopted by the affirmative vote of a majority of all of the directors then in office may create one or more committees, appoint members of the Board of Directors to serve on the committees and designate other members of the Board of Directors to serve as alternates. Each committee shall have two or more members who shall, unless otherwise provided by the Board of Directors, serve at the pleasure of the Board of Directors. A committee may be authorized to exercise the authority of the Board of Directors, except that a committee may not do any of the following: (a) authorize distributions; (b) approve or propose to shareholders action that the Wisconsin Business Corporation Law requires to be approved by shareholders; (c) fill vacancies on the Board of Directors or, unless the Board of Directors provides by resolution that vacancies on a committee shall be filled by the affirmative vote of the remaining committee members, on any Board committee; (d) amend the corporation's articles of incorporation; (e) adopt, amend or repeal bylaws; (f) approve a plan of merger not requiring shareholder approval; (g) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; and (h) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee to do so within limits prescribed by the Board of Directors. Unless otherwise provided by the Board of Directors in creating the committee, a committee may employ counsel, accountants and other consultants to assist it in the exercise of its authority.

3.13. Telephonic Meetings. Except as herein provided and notwithstanding any place set forth in the notice of the meeting or these bylaws, members of the Board of Directors (and any committees thereof created pursuant to Section 3.12 hereof) may participate in regular or special meetings by, or through the use of, any means of communication by which all participants may simultaneously hear each other, such as by conference telephone. If a meeting is conducted by such means, then at the commencement of such meeting the presiding officer shall inform the participating directors that a meeting is taking place at which official business may be transacted. Any participant in a meeting by such means shall be deemed present in person at such meeting. Notwithstanding the foregoing, no action may be taken at any meeting held by such means on any particular matter, which the presiding officer determines, in his or her sole discretion, to be inappropriate under the circumstances for action at a meeting held by such means. Such determination shall be made and announced in advance of such meeting.

3.14. Action Without Meeting. Any action required or permitted by the Wisconsin Business Corporation Law to be taken at a meeting of the Board of Directors or a committee thereof created pursuant to Section 3.12 hereof may be taken without a meeting if the action is taken by all members of the Board or of the committee. The action shall be evidenced by one or more written consents describing the action taken, signed by each director or committee member and retained by the corporation. Such action shall be effective when the last director or committee member signs the consent, unless the consent specifies a different effective date.

3.15. Amendments. Notwithstanding Article IX of these Bylaws, Sections 3.01, 3.02, 3.09 and 3.15 of these Bylaws have been adopted by the shareholders of the corporation and may be amended only by (a) the affirmative vote of not less than a majority of the Board of Directors or (b) the affirmative vote of not less that 80% of the outstanding shares entitled to vote generally for the election of directors, voting together as a single voting group.

ARTICLE IV. OFFICERS

4.01. Number. The principal officers of the corporation shall be a Chairman of the Board, a President, the number of Vice Presidents as authorized from time to time by the Board of Directors, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. The Board of Directors may also authorize any duly appointed officer to appoint one or more officers or assistant officers. Any two or more officers may be held by the same person.

4.02. <u>Election and Term of Office</u>. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as is practicable. Each officer shall hold office until his or her successor shall have been duly elected or until his or her prior death, resignation or removal.

4.03. <u>Removal</u>. The Board of Directors may remove any officer and, unless restricted by the Board of Directors or these bylaws, an officer may remove any officer or assistant officer appointed by that officer, at any time, with or without cause and notwithstanding the contract rights, if any, of the officer removed. The appointment of an officer does not of itself create contract rights.

4.04. <u>Resignation</u>. An officer may resign at any time by delivering notice to the corporation that complies with the Wisconsin Business Law. The registration shall be effective when the notice is delivered, unless the notice specifies a later effective date and the corporation accepts the later effective date.

4.05. <u>Vacancies</u>. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term. If a resignation of an officer is effective at a later date as contemplated by Section 4.04 hereof, the Board of Directors may fill the pending vacancy before the effective date if the Board provides that the successor may not take office until the effective date.

4.06. <u>Chairman of the Board</u>. The Chairman of the Board shall preside at all annual and special meetings of shareholders and all regular and special meetings of the Board of Directors, shall advise and counsel the President and shall be responsible for the administration and management of the area of the business and affairs of the corporation assigned to him or her from time to time by the Board of Directors.

4.07. <u>President</u>. The President shall be the principal executive officer of the corporation and, subject to the direction of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. The President shall, when present, preside at all meetings of the shareholders and of the Board of Directors. He or she shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he or she shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He or she shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, contracts, leases, reports and all other documents or instruments necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he or she may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his or her place and stead. The President may sign, with any other officer of the corporation including the Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by the Board of Directors. In general he or she shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors or Chairman of the Board from time to time.

4.08. The Vice Presidents. In the absence of the President or in the event of the President's death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with any other officer of the corporation including the President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the Chairman of the Board, the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his or her authority to act in the stead of the President.

4.09. The Secretary. The Secretary shall: (a) keep minutes of the meetings of the shareholders and of the Board of Directors (and of committees thereof) in one or more books provided for that purpose (including records of actions taken by the shareholders of the Board of Directors (or committees thereof) without a meeting); (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by the Wisconsin Business Corporation Law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) maintain a record of the shareholders of the corporation, in a form that permits preparation of a list of the names and addresses of all shareholders, by class or series of shares and showing the number and class or series of shares held by each shareholder; (e) have general charge of the stock transfer books of the corporation; and (f) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned by the Chairman of the Board, the President or by the Board of Directors. In addition, the Secretary may sign with the President, or Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors.

4.10. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) maintain appropriate accounting records; (c) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.04; and (d) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned by the Chairman of the Board, the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine. In addition, the Treasurer may sign with the Chairman of the Board, the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors.

4.11. <u>Assistant Secretaries and Assistant Treasurers</u>. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize. The Assistant Secretaries and Assistant Treasures may sign with the Chairman of the Board, the President, or a Vice President, certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties, as Board of Directors shall determine. The Assistant Secretaries and Assistant Treasures, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the Chairman of the Board, the President or the Board of Directors or the appointing officer.

4.12. <u>Other Assistants and Acting Officers</u>. The Board of Directors shall have the power to appoint, or authorize any duly appointed officer of the corporation to appoint, any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors or an authorized officer shall have the power to perform all the duties of the office to which he or she is so appointed to be an assistant, or as to which he or she is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors.

4.13. <u>Salaries</u>. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the corporation.

ARTICLE V. CONTRACTS, LOANS, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.01. <u>Contracts</u>. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of and on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the Chairman of the Board, the President or one of the Vice Presidents and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal, if any, thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.02. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.03. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by or under the authority of a resolution of the Board of Directors.

5.04. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trusts companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.05. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the Chairman of the Board or the President of this corporation if they be present, or in their absence by any Vice President of this corporation who may be present, and (b) whenever, in the judgment of the Chairman of the Board, the President, or in their absence, of any Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the Chairman of the Board, the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors, affixation of corporate seal, if any, or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by this corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI. CERTIFICATES FOR SHARES; TRANSFER OF SHARES

6.01 Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with the Wisconsin Business Corporation Law, as shall be determined by the Board of Directors. Such certificates shall be signed by two officers of the corporation, one of which shall be the Chairman of the Board, the President or Vice

President. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except as provided in Section 6.06.

6.02   Facsimile Signatures and Seal. The seal of the corporation, if any, on any certificates for shares may be a facsimile. The signature of the Chairman of the Board, the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.03   Signature by Former Officers. The validity of a share certificate is not affected if a person who signed the certificate (either manually or in facsimile) no longer holds office when the certificate is issued.

6.04   Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged any such duty. The corporation may require reasonable assurance that such endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of Directors.

6.05   Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares.

6.06   Lost, Destroyed or Stolen Certificates. Where the owner claims that certificates for shares have been lost, destroyed or wrongfully taken, a new certificate shall be issued in place thereof if the owner (a) so requests before the corporation has notice that such shares have been acquired by a bona fide purchaser, (b) files with the corporation a sufficient indemnity bond if required by the Board of Directors or any principal officer, and (c) satisfies such other reasonable requirements as may be prescribed by or under the authority of the Board of Directors.

6.07   Consideration for Shares. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. Before the corporation issues shares, the Board of Directors shall determine that the consideration received or to be received for the shares to be issued is adequate. The determination of the Board of Directors is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid and no assessable. The corporation may place in escrow shares issued in whole or in part for a contract for future services or benefits, a promissory note, or other property to be issued in the future, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the benefits or property are received or the promissory note is paid. If the services are not performed, the benefits or property are not received or the promissory note is not paid, the corporation may cancel, in whole or in part, the shares escrowed or restricted and the distributions credited.

6.08   Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with law as it may deem expedient concerning the issue, transfer and registration of shares of the corporation.

ARTICLE VII. SEAL

7.01. The Board of Directors may provide for a corporate seal for the corporation.

ARTICLE VIII. INDEMNIFICATION

8.01. Provision of Indemnification. The corporation shall, to the fullest extent permitted or required by Sections 180.0850 to 180.0859, inclusive, of the Wisconsin Business Corporation Law, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires the corporation to provide broader indemnification rights than prior to such amendment), indemnify its Directors and Officers against any and all Liabilities, and advance any and all reasonable Expenses, incurred thereby in any Proceeding to which any such Director or Officer is a Party because he or she is or was a Director or Officer of the corporation. The corporation shall also indemnify and employee who is not a Director or Officer, to the extent that the employee has been successful on the merits or otherwise in defense of a Proceeding, for all reasonable Expenses incurred in the Proceeding if the employee was a Party because he or she is or was an employee of the corporation. The rights to indemnification granted hereunder shall not be deemed exclusive of any other rights to indemnification against Liabilities or the advancement of Expenses which a Director, Officer or employee may be entitled under any written agreement, Board resolution, vote of shareholders, the Wisconsin Business Corporation Law or otherwise. The corporation may, but shall not be required to, supplement the foregoing rights to indemnification against Liabilities and advancement of Expenses under this Section 8.01 by the purchase of insurance on behalf of any one or more of such Directors, Officers or employees, whether or not the corporation would be obligated to indemnify or advance Expenses to such Director, Officer or employee under this Section 8.01. All capitalized terms used in this Article VIII and not otherwise defined herein shall have the meaning set forth in Section 180.0850 of the Wisconsin Business Corporation Law.

ARTICLE IX. AMENDMENTS

9.01. <u>By Shareholders</u>. These bylaws may be amended or repealed and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders at which a quorum is in attendance.

9.02. <u>By Directors</u>. Except as otherwise provided by the Wisconsin Business Corporation Law or the articles of incorporation, these bylaws may also be amended or repealed and new by laws may be adopted by the Board of Directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; <u>provided</u>, <u>however</u>, that the shareholders in adopting, amending or repealing a particular bylaw may provide therein that the Board of Directors may not amend, repeal or readopt that bylaw.

9.03. <u>Implied Amendments</u>. Any action taken or authorized by the shareholders or by the Board of Directors which would be inconsistent with the bylaws then in effect but which is taken or authorized by affirmative vote of not less than the number of shares or the number of directors required to amend the bylaws so that the bylaws would be consistent with such action shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

| | For the Years Ended December 31, | | |
	2009	2008	2007
Net income	$878,323	$3,791,233	$3,310,155
Weighted average shares outstanding	119,002	119,053	119,053
Net income per share	$7.38	$31.84	$27.80

DENMARK BANCSHARES, INC.

EXHIBIT (13.1)

Annual Report

SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2009	2008	2007	2006	2005
INCOME STATEMENT DATA					
Interest income	$21,156	$24,074	$26,193	$24,683	$22,259
Interest expense	6,558	9,545	12,756	12,198	8,913
Net interest income	$14,598	$14,529	$13,437	$12,485	$13,346
Less: Provision for credit losses	5,500	1,000	903	1,257	786
Net interest income after provision for credit losses	$9,098	$13,529	$12,534	$11,228	$12,560
Plus: Noninterest income	$1,875	$1,601	$1,832	$1,619	$1,567
Less: Noninterest expense	10,751	10,955	10,190	10,823	10,961
Net noninterest expense	($8,876)	($9,354)	($8,358)	($9,204)	($9,394)
Income before income taxes	$222	$4,175	$4,176	$2,024	$3,166
Income tax expense (benefit)	(656)	384	866	9	580
Net income	$878	$3,791	$3,310	$2,015	$2,586
PER SHARE DATA					
Net income	$7.38	$31.84	$27.80	$16.87	$21.48
Cash dividends declared	14.50	14.50	14.40	14.30	14.10
Book value (year end)	429.74	438.69	435.42	420.33	421.14
BALANCE SHEET DATA					
Average balances:					
Total loans (includes loans held for sale)	$299,369	$294,363	$305,273	$314,411	$312,532
Investment securities	65,503	69,423	52,251	48,896	49,049
Assets	398,216	396,606	393,547	401,720	395,535
Deposits	293,056	294,982	289,021	288,976	284,568
Stockholders' equity	51,682	52,784	50,924	50,183	50,556
Year-end balances:					
Total loans (includes loans held for sale)	$297,588	$300,781	$303,574	$306,935	$326,512
Allowance for possible credit losses	6,226	6,356	5,871	5,732	6,400
Investment securities	67,115	73,031	51,715	51,085	49,570
Assets	408,357	414,072	409,934	402,843	414,521
Deposits	306,478	306,001	308,954	293,662	298,254
Long-term debt	30,850	30,850	25,750	27,802	35,015
Stockholders' equity	51,104	52,227	51,838	50,042	50,553
FINANCIAL RATIOS					
Return on average equity	1.70%	7.18%	6.50%	4.02%	5.12%
Return on average assets	0.22%	0.96%	0.84%	0.50%	0.65%
Net interest spread (tax-equivalent)	3.78%	3.64%	3.24%	2.98%	3.42%
Average equity to average assets	12.98%	13.31%	12.94%	12.49%	12.78%
Allowance for credit losses to loans	2.10%	2.11%	1.94%	1.87%	1.96%
Non-performing loans to allowance for credit losses	204.84%	244.16%	134.63%	139.57%	118.56%

Dollars in thousands except per share data.

TABLE OF CONTENTS

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers six full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC").

WIPFLi LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited the accompanying consolidated balance sheets of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Wipfli LLP

February 23, 2010
Green Bay, Wisconsin

7

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Denmark Bancshares, Inc. ("DBI") is responsible for establishing and maintaining adequate internal control over financial reporting. DBI's internal control system was designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2009. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment, DBI's management believes that, as of December 31, 2009, DBI's internal control over financial reporting is effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of DBI's registered accounting firm regarding internal control over financial reporting.

Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

John P. Olsen
CEO and President

Dennis J. Heim
CFO and Vice President

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2009	2008
Cash and due from banks	$17,425,697	$11,226,114
Federal funds sold	3,500,000	9,219,000
Investment Securities		
Available-for-sale, at fair value	35,304,273	36,768,025
Held-to-maturity (fair value approximates $32,987,705		
and $37,363,028, respectively)	31,810,942	36,262,650
Total Investment Securities	$67,115,215	$73,030,675
Loans, less allowance for credit losses of $6,225,627		
and $6,355,857, respectively	290,407,280	294,425,581
Loans held for sale	954,682	0
Premises and equipment, net	7,521,366	7,956,931
Other investments, at cost	4,866,091	4,957,198
Accrued interest receivable	1,373,541	1,602,547
Other assets	15,193,014	11,654,314
TOTAL ASSETS	$408,356,886	$414,072,360

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Deposits		
Noninterest-bearing	$37,051,679	$39,806,286
Interest-bearing	269,426,590	266,195,161
Total Deposits	$306,478,269	$306,001,447
Short-term borrowings	17,970,928	22,415,067
Accrued interest payable	559,249	766,298
Other liabilities	1,394,792	1,812,388
Long-term debt	30,850,000	30,850,000
Total Liabilities	$357,253,238	$361,845,200
Stockholders' Equity		
Common stock, no par value, authorized 640,000		
shares; issued 118,917 net of 2,613 and 119,053		
net of 2,477 shares of treasury stock, respectively	$16,048,110	$16,106,590
Paid in capital	469,986	469,986
Retained earnings	36,314,327	37,161,287
Accumulated other comprehensive income (loss)	(1,728,775)	(1,510,703)
Total Stockholders' Equity	$51,103,648	$52,227,160
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$408,356,886	$414,072,360

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2009	2008	2007
Interest Income			
Loans including fees	$17,718,820	$20,134,097	$22,919,212
Investment securities:			
Taxable	1,568,816	1,862,908	822,822
Tax-exempt	1,806,628	1,875,225	1,889,510
Interest on federal funds sold	9,889	101,883	324,369
Other interest income	51,774	100,379	236,847
	$21,155,927	$24,074,492	$26,192,759
Interest Expense			
Deposits	$5,070,488	$7,782,364	$10,242,846
Short-term borrowings	200,701	476,332	1,360,300
Long-term debt	1,286,423	1,286,798	1,152,540
	$6,557,612	$9,545,494	$12,755,686
Net interest income	$14,598,315	$14,528,998	$13,437,073
Provision for Credit Losses	5,500,500	1,000,000	903,000
Net interest income after			
provision for credit losses	$9,097,815	$13,528,998	$12,534,073
Other Income			
Service fees and commissions	$894,581	$833,544	$785,373
Investment security gains (losses)	38,444	31,486	0
Loan sale gains	285,494	64,939	45,207
Bank owned life insurance	268,555	260,864	249,246
Gain on sale of insurance business	0	0	380,881
Other	388,168	410,270	370,822
	$1,875,242	$1,601,103	$1,831,529
Other-than-Temporary Impairment Losses, Net			
Total other-than-temporary impairment losses	$2,555,833	$0	$0
Amount in other comprehensive income, before taxes	($2,243,117)	0	0
	$312,716	$0	$0
Other Expense			
Salaries and employee benefits	$6,049,271	$6,418,257	$5,912,213
Occupancy expenses	1,128,484	1,299,154	1,351,251
Data processing expenses	669,690	657,450	720,424
FDIC Insurance Premiums	617,432	240,000	50,965
Marketing expenses	111,912	109,966	124,744
Directors fees	131,800	130,850	126,850
Professional fees	331,233	363,299	293,027
Printing and supplies	166,574	142,647	214,878
Amortization of intangibles	192,391	192,391	192,391
Loss on sale of other real estate	29,687	506,184	315,304
Other real estate expenses	471,601	409,756	389,280
Other operating expenses	538,117	484,932	498,318
	$10,438,192	$10,954,886	$10,189,645
Income before income taxes	$222,149	$4,175,215	$4,175,957
Income tax expense (benefit)	(656,174)	383,982	865,802
NET INCOME	$878,323	$3,791,233	$3,310,155
EARNINGS PER COMMON SHARE	$7.38	$31.84	$27.80

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | | | Accumulated Other | |
	Shares	Amount	Paid in Capital	Retained Earnings	Comprehensive Income (loss)	Total
Balance, December 31, 2006	119,053	$16,106,590	$469,986	$33,500,531	($34,731)	$50,042,376
Comprehensive income						
Net income				3,310,155		3,310,155
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale					199,862	199,862
Total comprehensive income						$3,510,017
Cash dividend, $14.40 per share				(1,714,363)		(1,714,363)
BALANCE, DECEMBER 31, 2007	119,053	$16,106,590	$469,986	$35,096,323	$165,131	$51,838,030
Comprehensive income						
Net income				3,791,233		3,791,233
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale, net of reclassification adjustment (1)					(1,675,834)	(1,675,834)
Total comprehensive income						$2,115,399
Cash dividend, $14.50 per share				(1,726,269)		(1,726,269)
BALANCE, DECEMBER 31, 2008	119,053	$16,106,590	$469,986	$37,161,287	($1,510,703)	$52,227,160
Comprehensive income						
Net income				878,323		878,323
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale, net of reclassification adjustment (2)					(218,072)	(218,072)
Total comprehensive income						$660,251
Cash dividend, $14.50 per share				(1,725,283)		(1,725,283)
Treasury Stock Purchases	(136)	(58,480)				(58,480)
BALANCE, DECEMBER 31, 2009	118,917	$16,048,110	$469,986	$36,314,327	($1,728,775)	$51,103,648

(1) Disclosure of reclassification amount:

Unrealized holding losses arising during the period	($1,694,884)
Plus: reclassification adjustment for gains included in net income, net of income tax	19,050
Net unrealized losses on securities	($1,675,834)

(2) Disclosure of reclassification amount:

Unrealized holding losses arising during the period	($698,625)
Plus: Tax benefit on unrealized losses	$290,953
Plus: Reclassification adjustment for losses realized and included in net income	$312,716
Plus: Reclassification adjustment for tax benefit on realized losses	(123,116)
Net unrealized losses on securities	($218,072)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2009	2008	2007
Cash Flows from Operating Activities:			
Net income	$878,323	$3,791,233	$3,310,155
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	573,177	682,458	777,405
Provision for credit losses	5,500,500	1,000,000	903,000
Amortization of intangibles	192,391	192,391	192,391
Gains on sales of loans	(285,494)	(64,939)	(45,207)
Loss (gain) on sale of assets	(9,758)	506,366	316,828
Amortization of bond premium	57,060	54,160	12,035
Accretion of bond discount	(428,554)	(415,401)	(206,804)
Loans originated for sale	(20,239,765)	(6,093,768)	(3,740,245)
Proceeds from sale of loans	19,780,083	5,921,498	3,598,594
Gain on sale of insurance assets	0	0	(380,881)
Loss on investment securities writedowns	312,716	0	0
Income from bank owned life insurance	(268,555)	(260,864)	(249,246)
Decrease (increase) in interest receivable	229,006	577,510	37,946
Decrease in interest payable	(207,049)	(409,222)	(251,418)
Increase in prepaid FDIC Insurance premiums	(1,651,018)	0	0
Other, net	(2,227,519)	(173,170)	(169,122)
Net Cash Provided by Operating Activities	$2,205,544	$5,308,252	$4,105,431
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$4,845,000	$3,410,000	$2,610,000
Maturities and sales of available-for-sale securities	19,340,809	15,623,441	7,601,112
Purchases of held-to-maturity securities	(268,353)	(4,020,384)	(515,662)
Purchases of available-for-sale securities	(18,290,683)	(38,681,761)	(9,820,573)
Proceeds from sale of insurance assets	0	0	500,000
Money market mutual funds, net	91,107	1,629,427	(1,641,976)
Federal funds sold, net	5,719,000	11,617,000	(9,092,000)
Proceeds from sale of foreclosed assets	2,399,023	3,524,848	3,451,120
Net decrease (increase) in loans made to customers	(3,952,187)	158,398	560,724
Capital expenditures	(137,612)	(70,777)	(83,527)
Net Cash (Used) Provided by Investing Activities	$9,746,104	($6,809,808)	($6,430,782)
Cash Flows from Financing Activities:			
Net increase (decrease) in deposits	$476,822	($2,952,378)	$15,292,155
Purchase of treasury stock	(58,480)	0	0
Dividends paid	(1,726,268)	(1,720,316)	(1,708,411)
Debt proceeds	17,613,878	31,816,276	16,702,465
Debt repayments	(22,058,017)	(25,047,849)	(26,587,339)
Net Cash Provided (Used) by Financing Activities	($5,752,065)	$2,095,733	$3,698,870
Net increase (decrease) in cash and cash equivalents	$6,199,583	$594,177	$1,373,519
Cash and cash equivalents, beginning	11,226,114	10,631,937	9,258,418
CASH AND CASH EQUIVALENTS, ENDING	$17,425,697	$11,226,114	$10,631,937
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$2,260,482	$2,356,924	$2,222,866
Total increase (decrease) in unrealized loss on securities available-for-sale	$385,909	$2,714,523	($310,275)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. ("DBI") is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank ("DSB"), Denmark Ag Credit Corporation ("DACC") and McDonald-Zeamer Insurance Agency, Inc. ("McDonald"). A majority of DBI's assets are held by DSB. On January 2, 2007, McDonald sold its insurance book of business and agreed to exit the insurance business for a period of three years. DBI Properties, Inc. was formed in February 2009 for the purpose of holding certain foreclosed properties.

DSB, a wholly owned subsidiary of DBI, operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. ("DII") is a wholly owned subsidiary of Denmark State Bank. DBI and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include allowance for credit losses and accounting for the impairment of loans, which are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $266,992, $890,818 and $867,610 and interest paid was $6,776,072, $9,963,669 and $13,015,713 for the years ended December 31, 2009, 2008 and 2007, respectively.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the trade date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Declines in fair value of securities that are deemed to be other-than-temporary, if applicable, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense as losses are estimated to have occurred. Loan losses are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

Management regularly evaluates the allowance for loan losses using the Company's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current economic conditions and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.

The allowance for loan losses consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention and includes allowances estimated for impaired loans. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses and reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The allowance for loan losses includes specific allowances related to loans that have been judged to be impaired under current accounting standards. A loan is impaired when, based on current information, it is probable that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. Management determines whether a loan is impaired on a case-by-case basis, taking into consideration the payment status, collateral value, length and reason of any payment delays, the borrower's prior payment record, and any other relevant factors. Large groups of smaller balance homogeneous loans, such as residential mortgage and consumer loans, are collectively evaluated in the allowance for loan losses analysis and are not subject to impairment analysis unless such loans have been subject to a restructuring agreement. Specific allowances for impaired loans are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectability.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for credit losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $1,700,280 and $867,507 at December 31, 2009 and 2008, respectively.

Other Investments

Other investments are carried at cost and consist primarily of Federal Home Loan Bank (FHLB) stock, money market funds held by the investment subsidiary and AgriBank stock. Other investments are evaluated for impairment on an annual basis. As a member of the FHLB, DSB is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are forty years for buildings, fifteen years for leasehold improvements and three to seven years for furniture and equipment.

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Annually management reviews the intangible assets for impairment. Other intangibles are included in Other Assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method the net deferred income taxes are provided for timing differences between book and tax bases of assets and liabilities in the consolidated financial statements and those reported for income tax purposes. A liability may also be recognized for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Treasury Stock

Treasury stock consists of 2,613 shares at a cost of $2,125,866 as of December 31, 2009 and 2,477 shares at a cost of $2,067,386 as of December 31, 2008 and is netted against common stock on the consolidated statement of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 119,002, 119,053 and 119,053 for the years ended December 31, 2009, 2008 and 2007, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

New Accounting Pronouncements

On July 1, 2009, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* became Financial Accounting Standards Board's (FASB's) officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) and established a new hierarchy of GAAP sources for non-governmental entities. It supersedes all accounting standards in U.S. GAAP, aside from those issued by the Securities and Exchange Commission. This standard is not expected to have a significant effect on DBI's financial statements but will affect the way GAAP standards are referred to in the financial statements and accounting policies.

In December 2007, the FASB issues Statement of Accounting Standards (SFAS) No. 160, *"Non-controlling Interests in Consolidated Financial Statements,"* which was subsequently incorporated into *FASB Accounting Standards Codification (ASC) Topic 810, "Consolidation."* New authoritative accounting guidance under this ASC topic amended prior guidance to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. A non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, under this topic is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements, but separate from the parent's equity. It also requires consolidated net income attributable to the parent and to the minority interest to be clearly presented on the face of the consolidated statement of income. This new authoritative accounting guidance become effective on January 1, 2009 and did not have a significant impact on DBI's financial statements.

In December 2007, the FASB issues SFAS No. 141R, *"Business Combinations,"* which was subsequently incorporated into *FASB ASC Topic 805, "Business Combinations."* This topic establishes principles and requirements for the acquirer in a business combination to recognize and measure identifiable assets acquired and liabilities assumed; to recognize and measure goodwill acquired or gain from a bargain purchase; and to determine what information to disclose in the financial statements. Topic 805 is effective for business combinations for which the acquisition date determined in accordance with this guidance is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The new authoritative accounting guidance also addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination. Adoption of this ASC topic did not have a significant effect on DBI's financial statements.

In April 2009, the FASB issues FASB Staff Position (FSP) Financial Account Standard (FAS) 107-1, *"Interim Disclosures about Fair Value Instruments,"* which was subsequently incorporated into *FASB ASC Topic 825, "Financial Instruments."* New authoritative accounting guidance under Topic 825 requires an entity to provide disclosures about the fair value of financial instruments in interim financial information and amends prior guidance to require those disclosures in summarized financial information at interim reporting periods. The early adoption of these disclosure requirements had no significant effect on DBI's financial statements.

In April 2009, the FASB issues FSP FAS 115-2 and FAS 124-2, *"Recognition and Presentation of Other-Than-Temporary Impairments,"* which was subsequently incorporated into *FASB ASC Topic 320, "Investments – Debt and Equity Securities."* This ASC amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Under Topic 320, if the determination is made that there is other-than-temporary impairment ("OTTI") and the determination is made that a credit loss exists but the entity does not intend to sell the debt security and it is not more likely than not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis, the presentation and amount of the other-than-temporary impairment recognized in the statement of earnings is changed. Only the portion related to the credit loss is recognized in the statement of earnings and the impairment related to all other factors is recognized in other comprehensive income. DBI adopted this authoritative accounting guidance during the first quarter of 2009 and this early adoption had a significant effect on the financial statements. If early adoption had not been elected, the unrealized losses on two securities determined to have OTTI would have been recognized entirely through the income statement. Refer to Note 3 – Investment Securities above for additional information on the unrealized losses related to the two securities with OTTI.

In April 2009, the FASB issued FSP FAS 157-4, *"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,"* which was subsequently incorporated into *FASB ASC Topic 820, "Fair Value Measurements and Disclosures."* This new authoritative accounting guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement – to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions.

Specifically, it reaffirms the need to use judgment to ascertain if a formally active market has become inactive and in determining fair values when markets have become inactive. DBI elected to early adopt the accounting guidance under this topic and this adoption had a significant effect on the financial statements. Evaluation of the market conditions for securities backed by non-traditional loan products was deemed to be inactive and additional cash flow analysis was necessary to determine if there was OTTI related to the securities with this type of collateral. Two securities were deemed to be OTTI and as such, there was an impact on the income statement. Refer to Note 3 – Investment Securities above for additional information on these securities and the impact to the income statement.

On May 28, 2009 the FASB announced the issuance of SFAS 165, *"Subsequent Events,"* which was subsequently incorporated into *FASB ASC Topic 855, "Subsequent Events."* New guidance within this ASC topic establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Topic 855 defines the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained. The adoption of this guidance did not have a significant effect on DBI's financial statements.

On June 12, 2009 the FASB issued two statements that amended the guidance for off-balance-sheet accounting of financial instruments: SFAS No. 166, *"Accounting for Transfers of Financial Assets"* and SFAS No. 167, *"Amendments to FASB Interpretation No. 46(R),"* both of which were subsequently incorporated into *FASB ASC Topic 860, "Transfers and Servicing."* New authoritative accounting guidance under this topic amends prior guidance and will require entities to provide more information about sales and securitized financial assets and similar transactions, particularly if the seller retains some risk to the assets. The statement eliminates the concept of a qualifying special-purpose entity, changes the requirement for de-recognition of financial assets, and calls upon sellers of the assets to make additional disclosures about them. Additional amendments alter how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions. This new guidance will be effective the first annual reporting period that begins after November 15, 2009, for interim reporting periods within that first annual reporting period and for interim and annual reporting periods thereafter and adoption of this guidance did not have a significant effect on DBI's financial statements.

Management evaluated subsequent events as they relate to the financial statements as of February 23, 2010.

NOTE 2 – RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $932,000 and $1,031,000 as of December 31, 2009 and 2008, respectively, were satisfied by currency and coin holdings. Effective December 5, 2008, accounts at each institution where DBI maintains a correspondent banking relationship are insured in full by the Federal Deposit Insurance Corporation Transaction Guarantee Program until June 30, 2010 upon which time the insurance is expected to revert back to $100,000. In 2007, accounts at each institution were insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

| | December 31, 2009 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$3,999,014	$2,800	$0	$4,001,814
U.S. Government-sponsored agency MBS	9,681,926	98,881	(1,818)	9,778,989
State and local governments	2,875,914	81,651	(716)	2,956,849
Residential mortgage-backed securities	21,591,534	125,727	(3,150,640)	18,566,621
	$38,148,388	$309,059	($3,153,174)	$35,304,273

| | December 31, 2008 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$6,966,774	$57,328	$0	$7,024,102
U.S. Government-sponsored agency MBS	2,290,478	72,675	0	2,363,153
State and local governments	5,462,889	100,131	(9,195)	5,553,825
Residential mortgage-backed securities	24,506,090	147,359	(2,826,504)	21,826,945
	$39,226,231	$377,493	($2,835,699)	$36,768,025

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

| | December 31, 2009 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$31,810,942	$1,564,481	($387,718)	$32,987,705

| | December 31, 2008 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$36,262,650	$1,433,422	($333,044)	$37,363,028

The amortized cost and estimated fair values of securities at December 31, 2009, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Amounts Maturing				
Within one year	$1,261,794	$1,218,256	$1,989,929	$2,022,928
From one through five years	23,733,348	23,532,033	7,462,172	7,934,052
From five through ten years	8,409,537	6,788,308	13,372,309	14,021,612
After ten years	4,743,709	3,765,676	8,986,532	9,009,113
	$38,148,388	$35,304,273	$31,810,942	$32,987,705

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

Four available-for-sale securities were sold in 2009 resulting in realized gains of $38,444 and total sales proceeds of $3,289,036. Three available-for-sale agency step-up securities were sold in 2008 for total proceeds of $1,364,369, with gross realized gains of $31,486. There were no securities sold in 2007.

At December 31, 2009, seventeen debt securities have unrealized losses with aggregate depreciation of 17.0% from DSB's amortized cost basis. Information pertaining to securities with gross unrealized losses at the end of the last two years, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

December 31, 2009	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized	Estimated Fair	Gross Unrealized	Estimated Fair
Securities Available for Sale	Losses	Value	Losses	Value
U.S. Government-sponsored agencies	$0	$0	$0	$0
U.S. Government-sponsored agency MBS	1,818	469,939	0	0
State and local governments	716	694,120	0	0
Residential mortgage-backed securities	2,312,535	5,678,658	838,105	8,424,459
Total securities available for sale	$2,315,069	$6,842,717	$838,105	$8,424,459
Securities Held to Maturity				
State and local governments	$68	$186,702	$387,650	$1,822,340
Total securities held to maturity	$68	$186,702	$387,650	$1,822,340

December 31, 2008	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized	Estimated Fair	Gross Unrealized	Estimated Fair
Securities Available for Sale	Losses	Value	Losses	Value
U.S. Government-sponsored agencies	$0	$0	$0	$0
U.S. Government-sponsored agency MBS	0	0	0	0
State and local governments	9,195	783,760	0	0
Residential mortgage-backed securities	2,826,505	12,383,497	0	0
Total securities available for sale	$2,835,700	$13,167,257	$0	$0
Securities Held to Maturity				
State and local governments	$333,044	$4,034,765	$0	$0
Total securities held to maturity	$333,044	$4,034,765	$0	$0

Two corporate-issued residential mortgage-backed securities, previously rated AAA by Standard & Poor's (S&P) and Moody's were downgraded late in the first quarter of 2009 by Moody's to Caa1 and to BB by S&P during the second quarter of 2009. These securities, along with one other corporate-issued residential mortgage-backed security in the portfolio currently rated Aa2 by Moody's, are supported by non-traditional loan types, specifically option adjustable rate mortgages (ARMs), that were originated in 2005 and 2006. The option ARMs include negative amortization features and 40-year amortization schedules. During the second quarter of 2009, a third corporate-issued residential mortgage-backed security secured by traditional loan types was downgraded by Moody's from AAA to B3. All securities with unrealized losses were assessed to determine if the impairment was other-than-temporary. Factors that were evaluated included the mortgage loan types supporting the securities, delinquency and foreclosure rates, credit support, weighted average loan-to-value, and year of origination, among others.

An analysis by a third party was performed on the three residential mortgage-backed securities secured by non-traditional loan types along with the security that was downgraded during the second quarter in order to determine whether they are other-than temporarily impaired (OTTI). The purpose of the third party evaluation was to determine if the present value of the expected cash flows was less than the amortized costs, thereby resulting in credit loss, in accordance with the adoption of authoritative accounting guidance under FASB ASC Topic 320 which is discussed above in Note 1 – New Accounting Pronouncements. The third party determined an estimated fair value for each security based on discounted cash flow analyses. The estimates were based on the following key valuation assumptions – collateral cash flows, prepayment assumptions, default rates, loss severity, liquidation lag, bond waterfall and internal rate of return. Since there is currently no active secondary market for these types of securities due to the non-traditional loan types these valuations are considered Level 3 inputs as defined below in Note 16 – Fair Value Measurement.

The two securities that were downgraded during first quarter of 2009 by Moody's were found to have credit losses since a portion of the unrealized losses is due to an expected cash flow shortfall based on an analysis as of March 31, 2009. As such, these securities were determined to be other-than-temporarily impaired. DBI does not intend to sell the investments and it is not more likely than not that DBI will be required to sell the securities before the anticipated recovery of their remaining amortized cost bases, which may be maturity. The total credit loss that was recognized in earnings as of March 31, 2009 for these securities was $312,716. Based on the December 31, 2009 analysis, no additional credit loss was recognized during the fourth quarter. The analysis on the other two securities did not reveal any credit loss nor were the securities found to be OTTI. Unrealized losses on the four securities analyzed by the third party were recognized through accumulated other comprehensive loss on the balance sheet, net of tax in the amount of $1,662,355.

Changes in credit losses recognized for securities with OTTI were as follows:

	December 31, 2009
Credit losses recognized in earnings, beginning of period	($312,716)
Credit losses for OTTI not previously recognized	0
Credit losses recognized in earnings, end of period	($312,716)

The unrealized losses on the remainder of the residential mortgage-backed securities were due to the distressed and illiquid markets for collateralized mortgage obligations. The securities are investments in senior tranches with adequate credit support from subordinate tranches, are supported by traditional mortgage loans that originated between 2002 and 2005, have low delinquency and foreclosure rates, and reasonable loan-to-value ratios. DBI does not consider these investments to be OTTI at December 31, 2009.

There were no issuers of securities for which a significant concentration of investments (greater than 10 percent of stockholders' equity) was held as of December 31, 2009.

Investment securities with an amortized cost of $2,141,281 and $350,364 and estimated fair value of $2,084,157 and $355,539, at December 31, 2009 and 2008, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	December 31,	
	2009	2008
Real estate:		
Residential	$86,975,312	$93,693,315
Commercial	58,242,163	53,828,373
Agricultural	54,661,093	47,404,536
Construction	15,736,878	20,199,581
	$215,615,446	$215,125,805
Commercial	$27,309,621	$34,172,393
Agricultural	42,164,396	41,249,432
Consumer installment	11,002,032	9,276,328
Unsecured loans	541,412	957,480
Total loans receivable	$296,632,907	$300,781,438
Allowance for credit losses	(6,225,627)	(6,355,857)
NET LOANS RECEIVABLE	$290,407,280	$294,425,581

Nonaccrual loans totaled $12,753,127 and $15,518,779 at December 31, 2009 and 2008, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

	Year Ended December 31,		
	2009	2008	2007
Income in accordance with			
original loan terms	$1,334,836	$1,812,209	$883,335
Income recognized on a cash basis	(468,811)	(1,268,547)	(615,361)
REDUCTION IN INTEREST INCOME	$866,025	$543,662	$267,973

Information concerning the Company's investment in impaired loans is as follows:

	Year Ended December 31,		
	2009	2008	2007
Impaired loans with a related allowance	7,230,732	11,491,812	2,432,608
Impaired loans without a related allowance	6,339,082	3,379,252	2,853,512
Total investment in impaired loans	$13,569,814	$14,871,064	$5,286,119
Related allowance	(1,133,461)	(3,227,661)	(272,286)
Average investment in impaired loans during the year	13,987,474	7,394,620	7,778,595
Interest income recognized on a cash basis	418,808	1,098,428	307,130

Changes in the allowance for credit losses were as follows:

	Year Ended December 31,		
	2009	2008	2007
Balance - beginning of year	$6,355,857	$5,870,512	$5,731,674
Charge-offs	(5,939,277)	(1,002,025)	(872,531)
Recoveries	308,547	487,370	108,369
Provision charged to operations	5,500,500	1,000,000	903,000
BALANCE - END OF YEAR	$6,225,627	$6,355,857	$5,870,512

20

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2009	2008
Land	$1,080,548	$1,080,548
Buildings and improvements	9,370,000	9,270,694
Furniture and fixtures	4,411,432	5,038,983
	$14,861,980	$15,390,225
Less: Accumulated depreciation	(7,340,614)	(7,433,294)
NET	$7,521,366	$7,956,931

Depreciation expense was $573,177, $682,458 and $777,405 for 2009, 2008 and 2007, respectively.

NOTE 6 - INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization and net book value of intangible assets were as follows:

	December 31,	
	2009	2008
Gross carrying amount	$2,885,866	$2,885,866
Less: Accumulated amortization	(2,388,856)	(2,196,465)
NET BOOK VALUE	$497,010	$689,401

For the next two years intangible assets will be amortized at $192,391 annually with a monthly amortization of $16,033 for an additional seven months.

NOTE 7 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,	
	2009	2008
NOW accounts	$20,494,069	$17,840,352
Savings accounts	17,136,856	16,675,198
Money market accounts	99,421,402	96,164,712
Time deposit accounts	132,374,263	135,514,899
TOTAL	$269,426,590	$266,195,161

The following table shows the maturity distribution of time deposit accounts:

	December 31,	
(In thousands)	2009	2008
Within one year	$83,894	$84,575
One to two years	34,305	33,577
Two to three years	7,097	11,517
Three to four years	2,883	3,016
Over four years	4,195	2,830
TOTAL	$132,374	$135,515

Time deposit accounts issued in amounts of $100,000 or more totaled $40,064,975 and $39,661,901 at December 31, 2009 and 2008, respectively.

NOTE 8 – SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $17,970,928 and $22,415,067 at December 31, 2009 and 2008, respectively. DBI had an advance of $1 million drawn against its $6 million line of credit. The remaining notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $23,990,780 and $23,817,119 as of December 31, 2009 and 2008, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 0.81% to 5.00% at December 31, 2009.

NOTE 9 - LONG-TERM DEBT

Long-term debt consisted of the following:

| | For the Years Ended December 31, | | | |
| | 2009 | | 2008 | |
Federal Home Loan Bank:	Rates	Amount	Rates	Amount
Fixed rate advances	1.63%-4.79%	$13,600,000	3.16%-4.79%	$13,600,000
Callable fixed rate advances	4.08%-4.68%	13,000,000	4.08%-4.68%	13,000,000
Agribank, FCB:				
Fixed rate advances	3.20 -4.72%	4,250,000	3.16 -4.68%	4,250,000
Other:				
Fixed rate advance		0		0
TOTAL		$30,850,000		$30,850,000

The following is a summary of scheduled maturities of borrowed funds as of December 31, 2009:

	Weighted Average Rate	Amount
2010	3.76%	7,650,000
2011	1.95%	2,400,000
2012	3.88%	5,400,000
2013	2.95%	2,400,000
2014	3.38%	2,400,000
Thereafter	4.44%	10,600,000
TOTAL		$30,850,000

The notes payable to Federal Home Loan Bank of Chicago (FHLB) are secured by residential mortgages with a carrying amount of $62,121,876 and $70,904,968 along with $3.6 million of FHLB stock as of December 31, 2009 and 2008, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $23,990,780 and $23,817,119 as of December 31, 2009 and 2008, respectively. The pledged notes also secure short-term borrowings.

As of December 31, 2009, DBI had a total of $53,770,072 of unused lines of credit with banks to be drawn upon as needed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2009	2008	2007
Current:	Federal	($666)	$803	$813
	State	(1)	150	221
		($667)	$953	$1,034
Deferred:	Federal	$15	($524)	($85)
	State	(4)	(45)	(83)
		$11	($569)	($168)
TOTAL PROVISION FOR INCOME TAXES		($656)	$384	$866

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

	2009		2008		2007	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$76	34%	$1,419	34%	$1,420	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(630)	(284)	(660)	(16)	(577)	(14)
Federal tax refund	0	0	(355)	(9)	0	0
State income tax, net of federal tax benefit	(14)	(6)	77	2	105	3
Bank owned life insurance	(91)	(41)	(89)	(2)	(85)	(2)
Other, net	3	1	(8)	0	3	0
APPLICABLE INCOME TAXES	($656)	(296%)	$384	9%	$866	21%

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

(In thousands)	2009	2008
Deferred tax assets:		
Allowance for credit losses	$1,974	$2,392
Unrealized losses on available-for-sale securities	1,192	944
State tax net operating loss carryforward	411	267
Interest receivable on nonaccrual loans	11	225
Capital loss carryforward	13	22
Alternative Minimum Tax	1,328	586
Other	61	117
Gross deferred tax assets	$4,990	$4,553
Valuation allowance for net operating loss carryforward	(232)	(267)
Total deferred tax assets	$4,758	$4,286
Deferred tax liabilities:		
Accumulated depreciation on fixed assets	$107	$179
Unrealized gains on available-for-sale securities	$0	$0
State income taxes	239	168
Stock dividends received	395	395
Other	307	72
Total deferred tax liabilities	$1,048	$814
NET DEFERRED TAX ASSET	$3,709	$3,472

DBI has state net operating loss carryforwards of approximately $3,014,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $1,327,640.

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

- DBI will contribute 50% of each employee elective contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.
- DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 4% for 2009 and 8% for 2008 and 2007.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $274,570, $429,644 and $372,925 for the years 2009, 2008 and 2007, respectively.

NOTE 12 – COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

(In thousands)	Contract or Notional Amount December 31, 2009	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$37,476	$31,930
Standby letters of credit and financial guarantees written	1,378	1,378

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2009, variable rate commitments totaled $19,410,919.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are secured.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

	12/31/2008				12/31/2009
	Beginning	New		Other	Ending
(In thousands)	Balance	Loans	Payments	Changes (1)	Balance
Aggregate related party loans	$2,674	$92	($116)	($2,405)	$245

(1) Other changes are the result of changes to executive officer and/or director status during the year.

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $2,713,727 and $922,747 at December 31, 2009 and 2008, respectively.

NOTE 14 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.

Statements of Financial Condition

	December 31,	
(In thousands)	2009	2008
Assets		
Cash in banks	$1,057	$1,203
Investment		
Banking subsidiary	35,892	35,890
Nonbanking subsidiaries	8,967	8,689
Fixed assets (net of depreciation		
of $3,851 and $3,823, respectively)	7,282	7,535
Other assets	40	63
TOTAL ASSETS	$53,238	$53,380
Liabilities		
Accrued expenses	$168	$187
Dividends payable	862	863
Other liabilities	105	103
Note payable - unrelated bank	1,000	0
Total Liabilities	$2,135	$1,153
Stockholders' Equity		
Common stock	$16,048	$16,107
Paid-in capital	470	470
Retained earnings	36,314	37,161
Accumulated other comprehensive income (loss)	(1,729)	(1,511)
Total Stockholders' Equity	$51,103	$52,227
TOTAL LIABILITIES AND		
STOCKHOLDERS' EQUITY	$53,238	$53,380

25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.

Statements of Income

	For the Years Ended December 31,		
(In thousands)	2009	2008	2007
Income			
Other interest income	$3	$6	$9
Dividend income from banking subsidiary	0	1,995	1,995
Dividend income from nonbanking subsidiary	1,463	251	279
Rental income from banking subsidiary	688	701	672
Rental income from nonbanking subsidiary	11	4	4
Total Income	$2,165	$2,957	$2,959
Expenses			
Management fees to banking subsidiary	$159	$159	$198
Interest expense	0	11	99
Depreciation	353	359	374
Other operating expenses	325	385	326
Total Expenses	$837	$914	$997
Income before income taxes and			
undistributed income of subsidiaries	$1,328	$2,043	$1,963
Income tax benefit	(52)	(71)	(100)
Income before Undistributed			
Income of Subsidiaries	$1,380	$2,114	$2,062
Equity in Undistributed Income of Subsidiaries			
Banking subsidiary	220	1,096	696
Nonbank subsidiaries	(722)	581	552
NET INCOME	$878	$3,791	$3,310

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.

Statements of Cash Flows

	For the Years Ended December 31,		
(In thousands)	2009	2008	2007
Cash Flows from Operating Activities:			
Net Income	$1,060	$3,791	$3,310
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	353	359	374
Equity (earnings) of banking subsidiary	(402)	(3,091)	(2,691)
Equity (earnings) of nonbanking subsidiaries	(741)	(832)	(831)
Dividend from banking subsidiary	0	1,995	1,995
Dividend from nonbanking subsidiary	1,463	251	279
Loss on sale of assets/write-down of assets	(4)	64	0
Decrease (increase) in other assets	(1)	(30)	85
Increase in other liabilities	(3)	(23)	33
Net Cash Provided by Operating Activities	$1,725	$2,484	$2,554
Cash Flows from Investing Activities:			
Capital expenditures	($100)	$0	$0
Proceeds from sale of assets	14	0	0
Decrease (increase) in investment in nonbanking subsidiary	(1,000)	0	500
Net Cash Provided (Used) by Investing Activities	($1,086)	$0	$500
Cash Flows from Financing Activities:			
Debt proceeds	$1,000	$700	$1,200
Debt repayments	0	(1,300)	(2,600)
Treasury stock proceeds	0	0	0
Treasury stock purchases	(58)	0	0
Dividends paid	(1,726)	(1,720)	(1,708)
Net Cash Used by Financing Activities	($785)	($2,320)	($3,108)
Net Decrease in Cash	($146)	$164	($54)
Cash, beginning	1,203	1,039	1,093
CASH, ENDING	$1,057	$1,203	$1,039
Supplemental Disclosure:			
Income taxes received	$64	$12	$185

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. There were no rights granted during 2009 and 2008.

NOTE 16 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in a transaction between market participants on the measurement date.   Some assets and liabilities are measured on a recurring basis while others are measured on a non-recurring basis, as required by U.S. GAAP which also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.   Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. The three levels of inputs defined in the standard that may be used to measure fair value are as follows:

Level 1: Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that are supported by little, if any, market activity. These unobservable inputs reflect estimates that market participants would use in pricing the asset or liability.

DBI used the following methods and significant assumptions to estimate fair value.

Cash, Cash Equivalents and Federal Funds Sold: For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. The fair value measurement of most of DBI's available-for-sale securities is currently determined by an independent provider using Level 2 inputs. The measurement is based upon quoted prices for similar assets, if available. If quoted prices are not available, fair values are measured using matrix pricing models, or other model based valuation techniques requiring observable inputs other than quoted prices such as yield curves, prepayment speed and default rates. Three of DBI's available-for-sale mortgage-backed securities (MBS) that are secured by non-traditional mortgage loans and one available-for-sale MBS secured by traditional mortgage loans that was downgraded during the second quarter were analyzed by a third party in order to determine an estimated fair value. The estimated fair values were based on discounted cash flow analyses and are considered Level 3 inputs.

Refer to Note 3 – Investment Securities for additional detail on the assumptions used in determining the estimated fair values and additional disclosures regarding DBI's investment securities. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held for Sale: Mortgage loans held for sale are recorded at the lower of cost or market value. The fair value is based on a market commitment for the sale of the loan in the secondary market. These loans are typically sold within one week of funding. DBI classifies mortgage loans held for sale as nonrecurring Level 2 assets. As of December 31, 2009, loans held for sale totaled $654,682.

Impaired Loans: As defined below in the *Glossary of Loan Terms* section, a loan is considered to be impaired when, based on current information or events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral. The collateral value is determined based on appraisals and other market valuations for similar assets. Under FASB ASC Topic 820, "*Fair Value Measurement and Disclosures*," the fair value of impaired loans is reported before selling costs of the related collateral, while FASB ASC Topic 310, "*Receivables*," requires that impaired loans be reported on the balance sheet net of estimated selling costs. Therefore, significant estimated selling costs would result in the reported fair value of impaired loans being greater than the measurement value of impaired loans as maintained on the balance sheet. In most instances, selling costs were estimated for real estate-secured collateral and included broker commissions, legal and title transfer fees and closing costs. Impaired loans are classified as nonrecurring Level 2 assets.

Other Investments: For other investments, the carrying amount is a reasonable estimate of fair value.

Bank Owned Life Insurance: The carrying amount of bank owned life insurance approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Real Estate Owned: Real estate that DBI has taken control of in partial or full satisfaction of debt is currently valued at fair value. The fair value is determined by analyzing the collateral value of the real estate using appraisals and other market valuations for similar assets less any estimated selling costs. The value carried on the balance sheet of other real estate owned is the estimated fair value of the properties. Other real estate owned is classified as nonrecurring Level 2 assets.

Deposit Liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities as well as discounted future cash flows.

Borrowings: Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

Assets Recorded at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis, are summarized in the table below:

	December 31, 2009			
	Fair Value Measurements Using			
Description	Level 1	Level 2	Level 3	Fair Value
U.S. Government-sponsored agencies	$ -	$ 4,001,814	$ -	$ 4,001,814
U.S. Government-sponsored agency MBS	-	9,778,989	-	$ 9,778,989
State and local governments	-	2,956,849	-	$ 2,956,849
Residential mortgage-backed securities	-	12,472,145	6,094,476	18,566,621
Total securities available for sale	$ -	$ 29,209,797	$ 6,094,476	$ 35,304,273

	December 31, 2008			
	Fair Value Measurements Using			
Description	Level 1	Level 2	Level 3	Fair Value
U.S. Government-sponsored agencies	$ -	$ 7,024,102	$ -	$ 7,024,102
U.S. Government-sponsored agency MBS	-	2,363,153	-	$ 2,363,153
State and local governments	-	5,553,825	-	$ 5,553,825
Residential mortgage-backed securities	-	21,826,945	-	21,826,945
Total securities available for sale	$ -	$ 36,768,025	$ -	$ 36,768,025

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured on a recurring basis using significant unobservable inputs (Level 3) for the year-ended December 31, 2009.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Available-for-Sale Securities
Beginning balance, January 1, 2009	$ -
Total realized and unrealized losses:	
Included in earnings	(312,716)
Included in other comprehensive income	(1,276,591)
Purchases, issuances and settlements	(788,586)
Transfers in and/or out of Level 3	8,472,369
Ending balance, December 31, 2009	$ 6,094,476

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets Recorded at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis, are summarized in the following table:

	December 31, 2009			
	Fair Value Measurements Using			
Description	Level 1	Level 2	Level 3	Fair Value
Loans held for sale	$ -	$ 954,682	$ -	$ 954,682
Other real estate owned	$ -	$ 1,700,280	$ -	$ 1,700,280
Impaired loans	$ -	$ 12,514,147	$ -	$ 12,514,147
Total Assets	$ -	$ 15,169,109	$ -	$ 15,169,109

	December 31, 2008			
	Fair Value Measurements Using			
Description	Level 1	Level 2	Level 3	Fair Value
Impaired loans	$ -	$ 11,665,711	$ -	$ 11,665,711
Total Assets	$ -	$ 11,665,711	$ -	$ 11,665,711

The estimated fair values of the Company's financial instruments are as follows:

	For the Years Ended December 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial Assets				
Cash and federal funds sold	$20,926	$20,926	$20,445	$20,445
Investment securities	67,115	68,292	73,031	74,131
Loans, net of allowance for credit losses	290,407	304,145	294,426	299,781
Loans held for sale	955	955	-	-
Bank owned life insurance	6,554	6,554	6,286	6,286
Other investments, at cost	4,866	4,866	4,957	4,957
TOTAL	$390,823	$405,738	$399,145	$405,600
Financial Liabilities				
Deposits	$306,478	$308,230	$306,001	$307,306
Borrowings	48,821	49,069	53,265	54,788
TOTAL	$355,299	$357,299	$359,266	$362,094

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

The Company's actual capital amounts and ratios are also presented in the table below:

	Amount		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provision:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$56,294,197	17.9%	$25,154,865	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$52,335,413	16.6%	$12,577,433	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$52,335,413	13.2%	$15,925,399	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$40,633,347	14.6%	$22,282,950	≥8.0%	$27,871,729	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$37,123,847	13.3%	$11,141,475	≥4.0%	$16,723,037	≥6.0%
Tier 1 Capital (to Average Assets)*	$37,123,847	10.3%	$14,442,219	≥4.0%	$18,052,774	≥5.0%
As of December 31, 2008						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$57,023,737	18.1%	$25,251,310	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$53,048,462	16.8%	$12,625,655	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$53,048,462	13.3%	$15,941,498	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$40,245,834	14.4%	$22,431,280	≥8.0%	$28,039,099	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$36,711,644	13.1%	$11,215,640	≥4.0%	$16,823,460	≥6.0%
Tier 1 Capital (to Average Assets)*	$36,711,644	10.1%	$14,617,086	≥4.0%	$18,271,357	≥5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Background

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2009, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2009. Management evaluated subsequent events as they relate to the financial statements as of February 23, 2010. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC"), DBI Properties, Inc. ("Properties") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald"). On January 2, 2007, McDonald sold their insurance book of business and agreed to exit the insurance business for a period of three years. DBI Properties, Inc. was formed in February 2009 for the purpose of holding certain foreclosed properties.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations, The following factors, which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties including the risks described under the caption "Risk Facotrs" in our Annual Report on Form 10-K for the year-ended December 31, 2009. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, *"Accounting for Contingencies,"* which has been incorporated into FASB ASC Topic 450, *"Contingencies"* and requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, *"Accounting by Creditors for Impairment of a Loan,"* which has been incorporated into FASB ASC Topic 310, *"Receivables,"* which requires that the loan be categorized as impaired when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the ASC 310-10-S99, *"Accounting for Loan Losses by Registrants Engaged In Lending Activities,"* and the Federal Financial Institutions Examination Council's interagency guidance, *"Interagency Policy Statement on the Allowance for Loan and Lease Losses"* (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans, above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan.

The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected .

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with ASC Topic 450. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with ASC Topics 310 and 450 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of December 31, 2009.

Intangible Assets
DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with ASC 805 – *Accounting for Business Combinations Occurring in Periods Beginning before December 15, 2008*. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Glossary of Loan Terms
Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.
Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.
Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.
Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.
Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.
Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.
Risk Rating – Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.
Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.
Substandard - A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or the value of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize prospects for liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

DBI experienced very disappointing earnings in 2009 recording $878,323 of net income which was 77% lower than 2008 earnings. This is by far the lowest level of earnings since 2000 and is a direct result of poor asset quality. DBI's profitability is largely dependent on the loan portfolio. The loan quality issues effect the profitability of DBI in the form of higher provision for credit losses, direct expenses associated with the acquisition and disposition of acquired properties and the interest income that is foregone on nonperforming loans.

Charge-offs on loans totaled more than $5.9 million in 2009 or $4.9 million higher than one year earlier as a result of poor underwriting standards in place when the loans were originated, the deterioration of the housing and commercial real estate markets and the Wisconsin economy in general. The increased charge-offs and continuing elevated levels of nonperforming and problem loans required a charge to income of $5.5 million in provision for credit losses. This represented an increase of $4.5 million over the 2008 provision expense and represented 1.84% of average loans outstanding during 2009. The construction and land development portfolio performed the worst as charge-offs were $2.5 million representing over 12% of the prior year-end balance for that category. The commercial real estate portfolio also sustained heavy losses with $2 million in charge-offs or almost 4% of the 2008 year-end balance.

Management formed a special asset group of three lenders to closely monitor problem credits and initiate foreclosure proceedings, personal property asset repossessions and disposition of acquired properties. DBI disposed of 22 real estate properties totaling $1.4 million and acquired 14 properties valued at $2.3 million in 2009. At year-end 2009 DBI owned eight properties valued at approximately $1.7 million. DBI recorded $501,288 of expenses associated with foreclosed properties during 2009 compared to $915,940 during 2008. While this represented a decrease of $414,652, or 45% lower than one year earlier. The expenses were, in management's opinion, still unacceptably high and do not include the additional costs of management salaries and benefits for workout specialists. Problem assets require an inordinate amount of management's time and attention on a regular basis.

As of December 31, 2009, nonaccrual loans were $12.8 million representing 4.3% of total loans. Nonperforming assets (nonaccrual loans plus acquired properties) totaled $14.5 million at year-end and represented 3.5% of total assets. Nonperforming assets declined by $1.9 million compared to the prior year-end but improving the credit quality of the loan portfolio and further reducing the level of nonperforming assets remains the number one priority for 2010.

DBI's loan portfolio contains $216 million or 73% of total loans secured by real estate. The decline in residential and commercial real estate values throughout our market area has caused some loans to be under collateralized. DBI also has a niche in agricultural lending in its market area. The agricultural loan portfolio (including loans secured by farmland) was $97 million at year-end and represents nearly 33% of total loans. The agricultural economy experiences cyclical fluctuations and is discussed below. DBI experienced net recoveries during the last four years on the agricultural portfolio and a low level of past due loans. The commercial real estate portfolio was $58 million or 20% of total loans. The construction and land development portfolio has declined 45% from a high of $29 million in 2005 to $16 million at year-end. While the collapse of the housing market led to the economic downturn, commercial real estate has become the next problem area. Past due (30 days and over, including nonaccrual) commercial real estate and construction and land development loans totaled almost $11 million and represent 67% of DBI's total past due loans and 3.7% of total loans.

DBI also experienced asset quality issues in the investment portfolio and recognized OTTI credit losses totaling $312,716 relating to two non-agency residential mortgage-backed securities with loans concentrated in California which experienced severe housing price declines. These securities were rated AAA when purchased but are backed by option adjustable rate mortgages (ARMs). Many of these ARMs are set to recast interest rates this year and consequently borrowers may lack the ability to pay their adjusted mortgage payments which could lead to additional credit losses.

FDIC insurance premiums in 2009 increased by $337,432 compared to 2008 and totaled $617,432. The premiums included a five basis point special assessment. The FDIC also increased the risk-based assessment rate by three basis points for 2010 and required banks to prepay three years of their risk-based deposit insurance on December 30, 2009. The number of failed FDIC insured banks increased from 25 in 2008 to 140 in 2009. This represented the most bank failures since 1992 when 179 banks failed. The number of 2010 bank failures is likely to remain high as sixteen banks have already failed as of mid February 2010 and it is possible the FDIC may need to impose another special assessment in 2010 if the deposit insurance fund goes lower than the FDIC expects. The FDIC extended the $250,000 per depositor coverage limit through 2013.

During 2009, many other financial institutions experienced asset quality issues and this made adequate capital and liquidity increasingly important in the industry. Those institutions with adequate capital and liquidity survived and many troubled institutions sought to raise additional capital, shrunk their balance sheets, discontinued or lowered dividend payments, sold securities to realize gains in their portfolios, aggressively sought core deposits to replace brokered deposits and took other measures to improve capital and liquidity ratios.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI declared dividends totaling $14.50 which exceeded earnings per share of $7.38 in 2009. However DBI's capital ratios fell only slightly as total assets declined by nearly $6 million. DBI continues to maintain a strong capital position in relation to its peers and that capital provides a safety cushion in the event of additional loan charge-offs. DBI's leverage ratio (core capital as a percent of average assets) at year-end 2009 was 13.2% compared to 8.2% for peer bank holding companies. Core capital as a percent of risk-based assets was 16.6% compared to the peer group average of 11.1%. Total capital as a percent of risk-based assets was 17.9% compared to the peer group average of 12.7%. The peer group data was obtained from the latest available holding company data as of September 30, 2009, from the Federal Reserve's Bank Holding Company Performance Report, and consists of 91 bank holding companies with total assets less than $500 million.

DBI maintains liquid assets and established lines of credit to meet its liquidity needs. DBI has a Contingency Funding Plan that, among other things, identifies liquidity risks, requires reporting and stress testing and defines a liquidity crisis. The plan reviews the asset and liability based sources and uses of liquidity for DBI, DSB and DACC. DSB relies on a stable mix of funding sources and had no brokered deposits as of year-end. DSB's net noncore fund dependence as of December 31, 2009, was 17%. This compares favorably to the peer group average of 29% obtained form the Uniform Bank Performance Report of banks with total assets between $250 million and $1 billion as of year-end 2009. Management believes DBI's liquidity position is adequate.

DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 60% for 2009, compared to 64% and 63% for the years ended 2008 and 2007, respectively. The 2009 and 2008 efficiency ratios, calculated without the nonrecurring expenses of $501,288 and $915,940, respectively, associated with foreclosed properties were 57% and 59% respectively. The significant items of noninterest expenses are discussed on the following pages.

The local economic conditions prevailing at year-end 2009 varied by county, but each county experienced higher unemployment than one year earlier. The area's unemployment rates in December 2009 were slightly below the national unemployment rate and ranged from a low of 7.3% in Brown County to a high of 9.7% in Manitowoc County compared to 5.3% and 6.2%, respectively, one year ago. For the first time in four years Brown County experienced an increase in the number of home sales which were up 1% to 2,369 units, compared to 2,338 during 2008. The median price of a home in Brown County fell 8% to $135,000, compared to $147,100 during 2008.

The agricultural economy experienced one of its toughest years since the early 1970s. Milk prices plunged about 32% in 2009 and averaged $13 per hundred weight compared to $19 per hundred weight in 2008 while feed and energy prices dropped only marginally. Wisconsin farmers' net income in 2009 fell an estimated $1.5 billion or 56% lower than during 2008. The agricultural economy is expected to improve in 2010 as the national dairy cow herd will shrink and milk prices are expected to average about $17.50 per hundred weight or $4.50 higher than 2009. Wisconsin farmers enter this expected downturn with strong balance sheets to help weather the storm. At the beginning of 2008, Wisconsin dairy farm assets totaled $21 billion and farm debt was only $3.1 billion. Equity was eroded in 2009 as farm revenue fell far short of operating costs and the debt-to-asset ratio of Wisconsin farmers rose from about 15% to 18% as the value of dairy farm assets fell to $19.3 billion while debt increased to $3.4 billion.

The U.S. economy fell into what many economists are calling the "Great Recession" of 2008-2009 which included three consecutive quarters of declining real GDP growth and the unemployment rate exceeded 10% for only the second time since World War II. U.S. housing starts for the first and second quarters of 2009 were only about a quarter of those in 2005. U.S. inflation was relatively low and DBI believes excess business capacity and high unemployment should limit overall inflation in the immediate future. Government stimulus plans were created to spur the auto and housing sectors as a "cash for clunkers" rebate of $4,500 and an $8,000 tax credit for first-time home buyers were introduced. The challenges in 2010 will include high residual unemployment, continuing credit problems for small businesses, uncertainty about government fiscal and monetary policies and increased regulation on financial institutions.

Interest rates remained low in 2009 due to the continued stressed economic conditions. The Federal Reserve kept the federal funds rate (inter-bank lending rate) at 0% – 0.25% throughout all of 2009 and the prime rate interest set by banks remained at 3.25%. In January 2010 financial regulators issued an advisory to remind financial institutions of supervisory expectations regarding sound practices for managing interest rate risk (IRR). Regulators warned that in the current environment of historically low short-term interest rates, it is important for institutions to have robust processes for measuring and, where necessary, mitigating their exposure to potential increases in interest rates. Current financial market and economic conditions present significant risk management challenges to institutions of all sizes. For a number of institutions, increased loan losses and sharp declines in the values of some securities portfolios are placing downward pressure on capital and earnings. In this challenging environment, funding longer-term assets with shorter-term liabilities can generate current earnings, but also poses risks to an institution's capital and long-term earnings. DBI's Asset Liability Committee is closely monitoring market interest rates and adjusting loan and deposit rates and terms accordingly. DBI has limited recent investment purchase maturities to 5 years or less except for a limited amount of variable rate securities. Management believes DBI's IRR practices are functioning within the regulatory guidelines.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Despite the many difficult problems experienced by DBI during 2009 there were numerous positive results that were overshadowed by the credit quality issues. Following are some of the encouraging events of 2009:

1) The Board of Directors developed a management succession plan and, as part of that plan, promoted Jill Feiler as President of DSB effective January 1, 2010, with Jack Olsen retaining his position as CEO, Carl Laveck as CCO and Dennis Heim as CFO.
2) Denmark State Bank successfully celebrated its 100-year anniversary with product promotions throughout the month of March.
3) DBI's net interest spread of 3.78% was the highest recorded since 2004.
4) The Maribel office was remodeled to improve staff efficiency while maintaining a branch location that allows us to meet the needs of our customers in the area. Office space is now available to lease to interested tenants at both the Maribel and Wrightstown offices.
5) DBI was able to maintain its dividend during a year that saw the fewest dividend increases and the most decreases since Standard & Poor's began keeping track in 1955. The dividend reductions primarily came from the financial institutions sector, as banks looked to shore up their balance sheets or were mandated to cut the payouts as a provision of accepting TARP funds or by their regulators. The reductions cost investors a cumulative $58 billion.
6) DSB developed a consistent radio marketing plan that focused on branding the DSB name and successfully acquired new customers and generated new loans and deposits.
7) Formulated a new three year strategic plan through 2012 which produced four strategic priorities and developed a written action plan to accomplish these goals
8) DBI's common stock price held its value fairly well considering the fall in earnings and asset quality problems and ended the year trading near book value in limited volume.
9) DBI reduced salaries and benefits expense by $369,000 or 6%.
10) DBI reduced occupancy expenses by $171,000 or 13%.
11) DBI increased income from mortgage originations by 340% from $65,000 in 2008 to $285,000 in 2009.

Management has identified the following significant challenges and opportunities for 2010:

1) Continuing to reduce the level of nonperforming assets as a failure to do so will result in lower net interest spread and higher expenses associated with acquired properties.
2) Maintaining adequate capital as a cushion against a possible rise in nonperforming assets or an unexpected rise in charge-offs.
3) Maintaining adequate liquidity to meet the credit needs of our borrowers and fluctuations in deposits.
4) Pressure on net interest margin in this low interest rate environment as deposit rates are near a floor. It is not anticipated that the Fed will raise interest rates until later in 2010, if at all, but most agree the Fed will move rates up aggressively when the upward trend begins.
5) Continued increases in FDIC insurance premiums including another special assessment in 2010 if the number of bank failures continues at current level or there are large losses sustained by the Deposit Insurance fund.
6) Complying with a substantial number of new regulations, including Regulation Z (Truth in Lending) affecting mortgage disclosures, Regulation DD (Truth in Savings) concerning overdraft services and fees, The Credit CARD Act of 2009 and a variety of proposed regulations, in addition to the possibility of a new Consumer Financial Protection Agency.
7) Continuing to lend to small businesses and consumers while satisfying field examiners that current underwriting standards are prudent in an increasingly difficult regulatory exam environment that saw the number of formal and informal written agreements increase dramatically during the last two years.
8) Improving DSB's online branch with a revised interactive web site that includes online account opening of loans and deposits and continued emphasis on enhancing electronic delivery of products and services.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

| | | | | Percent Increase (Decrease) | |
	2009	2008	2007	2009/08	2008/07
(In thousands)					
Interest income	$21,156	$24,074	$26,193	(12%)	(8%)
Interest expense	6,558	9,545	12,756	(31)	(25)
Net interest income	14,598	14,529	13,437	1	8
Provision for credit losses	5,501	1,000	903	450	11
Noninterest income	1,875	1,601	1,832	17	(13)
Noninterest expense	10,751	10,955	10,190	(2)	8
Net income	878	3,791	3,310	(77)	15

Earnings Performance Summary

DBI recorded net income of $878,323 in 2009. This represents a decrease of $2,912,910 or 77% compared to 2008 earnings. The decrease in net income is primarily attributable to an increase in the provision for loan losses of $4.5 million as well as a write-down of $312,716 on available-for-sale securities determined to be other than temporarily impaired. Total interest income decreased by $2,918,565 or 12% lower than 2008 while total interest expense fell by $2,987,882 or 31% lower than 2008. This resulted in the increase of $69,317 in net interest income for the year ended December 31, 2009, compared to one year earlier.

Net income during 2008 increased $481,078 or 15% compared to 2007 earnings. The increase in net income in 2008 was primarily attributable to an increase in net interest income with a lower provision for income taxes. Total interest income decreased by $2,118,267 or 8% lower than 2007 while total interest expense fell by $3,210,192 or 25% lower than 2007. This resulted in the increase of $1,091,925 in net interest income for the year ended December 31, 2008 compared to one year earlier.

On a per share basis, net income was $7.38 in 2009 compared with $31.84 in 2008 and $27.80 in 2007. Return on average assets for DBI was 0.22% in 2009 compared to 0.96% in 2008 and 0.84% in 2007. Return on average equity in 2009 was 1.7% compared to 7.2% and 6.5% in 2008 and 2007, respectively.

Income Taxes

For the years ended December 31, 2009, 2008 and 2007, DBI recorded combined federal and state income tax benefit of $656,174, and provisions of $383,982 and $865,802, respectively. These reflect effective income tax rates of (295%), 9% and 21%, in 2009, 2008 and 2007, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to non-taxable interest income earned on state and local government investment securities in relation to pre-tax income. DBI's 2008 provision for income taxes was reduced by $355,289 from a tax refund.

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

(In thousands)	2009 Average Daily Balance	2009 Income and Expense	2009 Average Yield or Rate	2008 Average Daily Balance	2008 Income and Expense	2008 Average Yield or Rate	2007 Average Daily Balance	2007 Income and Expense	2007 Average Yield or Rate
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$299,369	$17,748	5.93%	$294,363	$20,178	6.85%	$305,273	$22,948	7.52%
Investment securities: (3)									
Taxable securities	34,150	1,569	4.59%	34,209	1,863	5.45%	16,122	823	5.10%
Nontaxable securities (2)	34,888	2,737	7.85%	35,828	2,841	7.93%	36,137	2,863	7.92%
Federal funds sold	3,573	10	0.28%	3,838	102	2.65%	6,296	324	5.15%
Other investments	5,014	52	1.03%	5,306	100	1.89%	5,124	237	4.62%
Total Earning Assets	$376,994	$22,116	5.87%	$373,544	$25,084	6.72%	$368,952	$27,195	7.37%
Noninterest-earning assets:									
Cash and due from banks	$9,520			$7,740			$7,201		
Allowance for credit losses	(6,587)			(6,248)			(5,847)		
Premises and equipment	7,704			8,266			8,955		
Other assets	10,609			13,304			14,286		
TOTAL ASSETS	$398,240			$396,606			$393,547		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW accounts	$17,548	$53	0.30%	$17,127	$98	0.58%	$16,693	$141	0.84%
Savings accounts	17,215	51	0.30%	16,654	60	0.36%	16,780	86	0.51%
Money market accounts	92,509	1,009	1.09%	92,640	2,084	2.25%	84,352	3,407	4.04%
Time deposits	135,402	3,958	2.92%	136,662	5,540	4.05%	139,663	6,609	4.73%
Short-term borrowing	19,261	201	1.04%	16,113	476	2.95%	24,047	1,360	5.66%
Long-term debt	32,176	1,286	4.00%	30,529	1,287	4.22%	27,092	1,153	4.25%
Total Interest-Bearing Liabilities	$314,111	$6,558	2.09%	$309,725	$9,545	3.08%	$308,627	$12,756	4.13%
Non-interest-bearing liabilities and stockholders' equity:									
Demand deposits	$30,384			$31,899			$31,533		
Other liabilities	2,063			2,198			2,463		
Stockholders' equity	51,682			52,784			50,924		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$398,240			$396,606			$393,547		
Net interest income and rate spread		$15,558	3.78%		$15,539	3.64%		$14,439	3.24%
Net yield on interest earning assets			4.13%			4.16%			3.91%

(1) Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

(2) The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.

(3) Securities are shown at amortized cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

	Year Ended December 31,					
	2009			2008		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change	Average Balance	Average Rate	Total Change
Interest income:						
Loans (1)	$343	($2,773)	($2,430)	($820)	($1,950)	($2,770)
Taxable securities	(3)	(291)	(294)	923	117	1,040
Nontaxable securities (1)	(75)	(29)	(104)	(24)	3	(21)
Federal funds sold	(7)	(85)	(92)	(127)	(96)	(223)
Other investments	(5)	(43)	(48)	8	(145)	(137)
Total interest income	$253	($3,221)	($2,968)	($40)	($2,071)	($2,111)
Interest expense:						
NOW accounts	$3	($47)	($44)	$4	($46)	($42)
Savings accounts	2	(11)	(9)	(1)	(26)	(27)
Money market accounts	(3)	(1,072)	(1,075)	335	(1,658)	(1,323)
Certificates and other time deposits	(51)	(1,532)	(1,583)	(142)	(926)	(1,068)
Other borrowed funds	181	(457)	(276)	(221)	(529)	(750)
Total interest expense	$132	($3,119)	($2,987)	($25)	($3,185)	($3,210)
Net interest income	$121	($102)	$19	($15)	$1,114	$1,099

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis remained nearly stable, with a slight increase being recognized between 2009 and 2008. The increase is the result of an improvement in the net interest spread of 14 basis points over the prior year. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The increase is mostly attributable to a lower overall cost of funds which declined 99 basis points from 3.08% in 2008 to 2.09% in 2009. This improvement was primarily due to a decline in money market rates of 116 basis points along with the decline in the cost of certificates of deposit of 113 basis points from prior year end. This more than offset the decrease in the yield earned on assets which declined 85 basis points. The tax-equivalent net interest spread was 3.78% during 2009, compared to 3.64% and 3.24% during 2008 and 2007, respectively.

Net interest income on a taxable equivalent basis increased 8% or nearly $1.1 million from 2007 to 2008. The increase is the result of an improvement in the net interest spread of 40 basis points over the prior year. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The increase is mostly attributable to a lower overall cost of funds which declined 105 basis points from 4.13% in 2007 to 3.08% in 2008. This improvement was primarily due to a decline in money market rates of 179 basis points along with the decline in the cost of certificates of deposit of 68 basis points from prior year end.

Noninterest Income

The following table sets forth certain items of noninterest income:

(In thousands)				Percent Increase (Decrease)	
Noninterest income:	2009	2008	2007	2009/08	2008/07
Service fees and commissions	$895	$834	$785	7%	6%
Investment security gains (losses)	38	31	0	23	NA
Loan sale gains	285	65	45	338	44
Bank owned life insurance	269	261	249	3	5
Sale of insurance business	0	0	381	NA	(100)
Other	388	410	371	(5)	11
Total noninterest income	$1,875	$1,601	$1,831	17%	(13%)

Noninterest income in 2009 totaled $1,875,242, an increase of $274,139 or 17% over 2008. The increase is primarily the result of loan sales gains of $285,494 recognized during 2009. DSB sold $26.1 million of residential real estate loans to the secondary mortgage market during 2009 compared to $5.9 million in 2008. As a result, gains on the sale of the loans increased $220,555 or 338% over gains recorded in 2008. In addition, service fees and commissions increased $61,037 or 7% to $894,581 during 2009. Service charges and overdraft fees on deposit accounts increased by $89,356 primarily due to increased overdraft charges on deposit accounts and higher business checking accounts service charges as a result of lower earnings credits. Commissions recorded from the sales of mutual funds, annuities, common stocks and insurance decreased by $35,011. Investment security gains of $38,444 were realized in 2009 due to a restructuring of the portfolio as compared to $31,486 in 2008.

Noninterest income in 2008 totaled $1,601,103, a decrease of $230,426 or 13% from 2007. The decrease is primarily the result of the absence of the non-recurring income from the sale of the book of business of McDonald during January 2007 which resulted in a realized gain of $380,881. This decline was partially offset by an increase in service fees and commissions of $48,171 and investment security gains of $31,486. Service charges and overdraft fees on deposit accounts increased by $27,369 primarily as a result of increased service charges on business checking accounts as a result of lower earnings credits. Commissions recognized from the sales of mutual funds, annuities, common stocks and insurance increased by $20,687. Investment security gains of $31,486 were realized in 2008 due to a restructuring of the portfolio. DSB sold $5.9 million of residential real estate loans to the secondary mortgage market during 2008 compared to $3.2 million in 2007. As a result, gains on the sale of the loans increased $19,732 in 2008 or 44% over the gains reported in 2007.

Other-than-Temporary Impairment Losses

In April 2009, the FASB issued guidance under Topic 320, which is discussed in Note 1 to the financial statements above, to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments (OTTI) on debt and equity securities in the financial statements. Under Topic 320 if the determination is made that there is other-than-temporary impairment and that a credit loss exists but the entity does not intend to sell the debt security and it is not more likely than not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis, the presentation and amount of the OTTI recognized in the statement of earnings is changed. Only the portion related to the credit loss is recognized in the statement of earnings and the impairment related to all other factors is recognized in other comprehensive income.

Two available-for-sale securities that were analyzed for OTTI were determined to be other-than-temporarily impaired. A portion of the unrealized loss was found to be related to credit loss. As such, $312,716 was written off through the income statement in 2009. Additional details on the analysis that was performed on these securities can be found in Note 3 – Investment Securities.

Noninterest Expense

Total noninterest expense was $10,438,192, a decrease of $516,694 or 5% in 2009. Net losses recorded on the sales or write-downs of other real estate properties acquired through foreclosure decreased $476,497 in 2009 to $29,687 when compared to 2008. Expenses incurred on acquired properties totaled $471,601 in 2009, an increase of $61,845 over 2008. These expenses consisted primarily of costs for real estate taxes, repairs and maintenance, insurance and legal. This resulted in a net improvement of costs related to acquired properties of $414,652 in 2009 from the prior year.

The following table sets forth certain items of noninterest expense:

(In thousands)				Percent Increase (Decrease)	
Noninterest Expense:	2009	2008	2007	2009/08	2008/07
Salaries and employee benefits	$6,049	$6,418	$5,912	(6%)	9%
Occupancy expenses	1,128	1,299	1,351	(13)	(4)
Data processing expenses	670	658	721	2	(9)
Loss on sale of other real estate	29	506	315	(94)	61
Other real estate expenses	472	410	389	15	5
Professional fees	331	363	293	(9)	24
FDIC Insurance	617	240	51	157	371
Amortization of intangibles	192	192	192	0	0
Printing and supplies expenses	167	143	215	17	(33)
Directors and committee fees	132	131	127	1	3
Marketing expenses	112	109	125	3	(13)
Other operating expenses	539	486	499	11	(3)
Total noninterest expense	$10,438	$10,955	$10,190	(5%)	8%

Salaries and employee benefits expense decreased $368,986 or 6% in 2009. The decrease is primarily attributable to a decrease in salaries and wages of $359,382 or 7% along with a reduction of $155,074 in DBI's contribution to employees' 401(k) plans. The discretionary portion of the 401(k) contribution was 4% in 2008. Given the financial performance during 2009, the Board of Directors voted against funding the discretionary contribution. The number of full-time equivalent employees declined from 95 in 2008 to 94 in 2009. These cost savings were partially offset by an increase in health insurance related expenses of $149,673 or 18% in 2009 from $843,961 in 2008.

Occupancy expenses decreased by $170,670 or 13% in 2009 primarily as a result of lower depreciation expense which fell by $109,281. That downward trend will continue in 2010 as DBI has no major capital improvement plans. Also contributing to the improvement in occupancy expenses was a decline of $45,459 related to equipment maintenance costs.

Professional fees decreased by $32,066 or 9% during 2009. Professional fees include expenditures for legal, audit, compliance, tax and other professional services. The decrease was primarily attributable to a reduction in expenses related to accounting and auditing services of $46,237 in 2009 along with a decline in legal and recording expenses of $18,273. These improvements were partially offset by an increase in consulting fees of $38,142 due primarily to expenses of approximately $24,000 for an external audit of information technology during 2009.

FDIC insurance premiums increased by $377,432 during 2009 compared to 2008. Significant increases were anticipated given that the premium was going to go from 7 basis points in 2008 to 14 basis points in 2009. In addition, a special assessment was announced during 2009 to help fund the costs of recent bank failures that were depleting the insurance fund. DBI's quarterly premiums averaged $115,019 during 2009 as compared to $59,098 for 2008. The special assessment paid during the third quarter of 2009 was $161,185. As an alternative to an additional special assessment given the strain that bank failures had on the fund, the FDIC required banks to prepay premiums for the 4th quarter of 2009 through the 4th quarter of 2012 as of December 30, 2009. The total amount DBI prepaid was $1,762,898.

In 2008, total noninterest expense was $10,954,886, an increase of $765,241 or 8% from 2007. Salaries and employee benefits expense increased $506,044 or 9% in 2008. The increase is partly attributable to an increase in full-time equivalent employees from 90 in 2007 to 95 in 2008. Salaries and wages increased by $432,187 or 10% in 2008 and related retirement plan contribution increased $56,719. Occupancy expenses decreased by $52,097 in 2008 primarily as a result of lower depreciation expense which fell $94,946from 2007. This decrease was partially offset by an increase in building maintenance expenses which were $42,940 higher in 2008 than in 2007.

Data processing expenses decreased $62,974 or 9% in 2008 primarily due to the fact that during the first quarter of 2007, DBI was still paying fees to both Fiserv and Metavante during the systems conversion. This overlap of payments did not occur during 2008.

Professional fees increased by $70,272 or 24% during 2008. Professional fees include expenditures for legal, audit, compliance, tax and other professional services. The increase is primarily attributable to the expenses related to internal audit and compliance consulting expenses.

Expenses incurred on acquired properties totaled $409,756 in 2008, an increase of $20,476 compared to 2007 expenses totaling $389,280. In addition to the carrying costs of acquired properties, DSB recorded $506,184 of losses on the sales (or write-downs) of other real estate properties acquired through foreclosure during 2008. This represented an increase of $190,880 compared to 2007 and was the result of increased efforts to dispose of these properties.

FDIC insurance premiums increased by $189,035 during 2008. The Federal Deposit Insurance Reform Act of 2005 implemented risk-based pricing along with a one-time assessment credit to recognize institutions' past contributions to the fund. DSB's assessment credit was exhausted during the second quarter of 2008 resulting in the increase in premiums.

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2009	2008	2007	Percentage Increase (Decrease) 2009/08	2008/07
Cash and due from banks	$17,426	$11,226	$10,632	55%	6%
Federal funds sold	3,500	9,219	20,836	(62)	(56)
Investment securities	67,115	73,031	51,715	(8)	41
Loans	296,633	300,781	302,636	(1)	(1)
Allowance for credit losses	(6,226)	(6,356)	(5,871)	(2)	8
Total assets	408,357	414,072	409,934	(1)	1
Deposits	306,478	306,001	308,954	0	(1)
Other borrowed funds	48,821	53,265	46,497	(8)	15
Stockholders' equity	51,104	52,227	51,838	(2)	1

Total assets at December 31, 2009, were $408 million. This represents a decrease of $5.7 million, or 1% lower than year-end 2008. Investment securities decreased by $5.9 million or 8% in 2009 as compared to year-end 2008. Federal funds sold (overnight investments with correspondent banks) decreased by $5.7 million in 2009. Cash and due from banks increased $6.2 million or 55% as of year-end 2009. This included a balance of $5 million in an insured money market product earning 0.75% which is 50 basis points over the rate earned on federal funds sold. Total loans (excluding loans held for sale) decreased $4.1 million or 1% compared to year-end 2008. Management attributes the decline in the loan portfolio to the charge-offs recorded, a softening housing market, tighter internal credit underwriting standards, strong local competition for loans and a focus on problem credits within the portfolio. The high level of problem loans and the emphasis to reduce the level of acquired properties required a significant amount of time devoted to collections and management of acquired properties. Total deposits remained relatively stable during 2009 at $306 million. Other borrowed funds decreased $4.4 million or 8% in 2009.

Loans

Loans secured by residential mortgages totaled $87 million or 29% of total loans which represented DBI's largest single category of loans at the end of 2009. These loans are substantially all fixed rate loans with original terms of one, three, five and ten years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. DBI offers a Hometown Mortgage product to consumers and held $16.1 million of 10-year fixed rate mortgages yielding 5.62% at year-end 2009. These loans will be held in the portfolio and require amortization over 30 years and a balloon payment at the end of the 10-year term. During 2009, $814,246 of loans secured by residential properties were transferred to acquired properties and $1,105,430 of charge-offs were recorded on loans secured by residential properties. Also, during 2009 $26.1 million of residential mortgages were sold on the secondary market. Of those loans sold on the secondary market, $6 million was from existing DSB loans that were refinanced. Management attributes the $6.7 million decline in 2009 in residential mortgages to the refinancings, the transfers to acquired properties and the charge-offs.

Commercial real estate loans and other commercial loans decreased by $2.4 million in 2009.   DBI transferred $1,189,637 of commercial real estate loans to acquired properties and recorded charge-offs of $2,258,963 on commercial loans during 2009. Management attributes the decline in the commercial portfolio to these factors as well as the continued difficult economic conditions during the year.

Construction loans declined by $4.5 million in 2009 compared to 2008. The construction portfolio consists mainly of development loans for residential properties.   DBI recorded charge-offs of $2,458,209 on construction loans during 2009.

At December 31, 2009, $96.8 million or 33% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Agricultural loans secured by real estate increased by $7.3 million or 15% compared to year-end 2008. Other agricultural loans totaled $42.1 million at December 31, 2009, an increase of $915,000 compared to the prior year-end. There were charge-offs of $18,448 recognized in 2009 for ag-related loans and $256,600 of ag-related loans were transferred to acquired properties.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral at the end of the last five years:

| (In thousands) | December 31, | | | | | | | |
	2009		2008		2007	2006	2005
Real Estate:							
Residential	$86,975	29.3%	$93,693	31.1%	$95,108	$98,319	$110,666
Commercial	58,242	19.6%	53,828	17.9%	59,169	60,496	63,211
Agricultural	54,661	18.4%	47,405	15.8%	43,445	39,858	34,980
Construction	15,737	5.3%	20,200	6.7%	22,723	27,621	29,159
Subtotal Real Estate Loans	$215,615	72.7%	$215,126	71.5%	$220,445	$226,294	$238,016
Commercial	$27,310	9.2%	$34,172	11.4%	$33,241	$35,826	$39,766
Agricultural	42,164	14.2%	41,249	13.7%	39,582	34,783	36,261
Consumer and other	11,544	3.9%	10,234	3.4%	9,368	9,128	11,028
TOTAL	$296,633	100.0%	$300,781	100.0%	$302,636	$306,031	$325,071

The majority of DBI's unsecured loans are comprised of credit card advances, which aggregated $638,433 or 0.22% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $311,150 or 0.10% of total loans outstanding and deposit account overdrafts totaling $83,379 at December 31, 2009.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last five years:

| | December 31, | | | | |
	2009	2008	2007	2006	2005
Secured By Real Estate:					
Residential	$4,000,729	$3,062,903	$3,246,298	$3,505,188	$3,336,032
Agricultural	95,022	253,326	365,799	13,956	252,000
Commercial	3,167,035	3,130,868	3,320,357	1,868,072	2,010,661
Construction	4,776,007	8,788,247	451,931	1,517,640	795,340
Subtotal Real Estate Loans	$12,038,793	$15,235,344	$7,384,385	$6,904,856	$6,394,033
Secured by commercial assets	669,498	252,087	461,768	1,055,599	975,272
Secured by agricultural assets	12,685	0	12,221	0	138,503
Secured by other assets	32,151	31,348	45,692	39,851	79,996
TOTAL	$12,753,127	$15,518,779	$7,904,066	$8,000,306	$7,587,804

Approximately 94% or $12 million, of the total nonaccrual loans at December 31, 2009 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. Residential real estate loans that are on nonaccrual increased $937,828 as of December 31, 2009. DBI has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI has no accruing loans that are past due 90 days or more. DBI's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2009, were $2,417,557 compared to $2,494,127 and $2,909,600 as of year-end 2008 and 2007, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

Potential problem loans totaled $43.0 million at December 31, 2009, compared with $28.5 million one year earlier. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

	Year Ended December 31,				
	2009	2008	2007	2006	2005
(In thousands)					
Nonaccrual Loans (1)	$12,753	$15,519	$7,904	$8,000	$7,588
Other Real Estate Owned	1,700	868	2,542	3,788	343
Total Nonperforming Assets	$14,453	$16,387	$10,446	$11,788	$7,931
Troubled Debt Restructurings	$1,185	$1,410	$499	$0	$0
(1) Restructured Loans Included Above	$1,233	$1,084	$2,411	$1,618	$1,414
Nonperforming Loans to Total Loans	4.30%	5.16%	2.61%	2.61%	2.33%
Nonperforming Assets to Total Assets	3.54%	3.96%	2.55%	2.93%	1.91%

Other real estate owned, which is included in other assets, totaled $1,700,280, $867,507 and $2,541,615 at December 31, 2009, 2008 and 2007, respectively. The other real estate owned at December 31, 2009, consists of one construction and land development property valued at $1 million, one commercial property recorded at $150,599, three residential properties totaling $177,631, one ag-related property valued at $256,600 and two residential lots valued at $115,450. DBI acquired 14 properties during 2009 and sold 21 properties. The loss on the sale of the properties during 2009 along with write-offs on properties was $29,687. During 2009, DBI also incurred $471,601 of expenses associated with other real estate. These expenses consisted primarily of real estate taxes, repairs, insurance and legal.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2009:

(In thousands)	Due in One Year or Less	Due from One to Five Years	Due after Five Years	Total
Real Estate:				
Residential	$40,236	$22,225	$24,514	$86,975
Commercial	27,740	30,485	17	58,242
Agricultural	36,715	14,225	3,721	54,661
Construction	12,947	2,359	431	15,737
Subtotal Real Estate Loans	$117,638	$69,294	$28,683	$215,615
Commercial	$20,303	$6,829	$178	$27,310
Agricultural	34,908	6,808	448	42,164
Consumer and other	5,513	5,079	952	11,544
TOTAL	$178,362	$88,010	$30,261	$296,633

See Note 13 – Related Party Transactions in the Notes to Consolidated Financial Statements for information concerning aggregate loans to related parties.

Loans maturing in more than one year at December 31, 2009, by fixed or variable rate are as follows:

(In thousands)	Fixed Rate	Variable Rate	Total
Commercial and agricultural	$58,793	$1,101	$59,894
Other	49,693	8,685	58,378
TOTAL	$108,486	$9,786	$118,272

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an appropriate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2009, DBI's investment in impaired loans totaled $13,569,814 compared to $14,871,064 one year earlier. The impaired loans required a related allowance for credit losses of $833,461 at year-end 2009. Impaired loans are measured at the estimated fair value of the collateral.

In 2009 DBI's provision for credit losses was $5.5 million compared to $1 million and $903,000 during 2008 and 2007, respectively. Net charge-offs were $5,630,730 for the year ended December 31, 2009, compared to net charge-offs of $514,655 and $764,162 for the years ended 2008 and 2007, respectively. The ratio of allowance for credit losses to total loans was 2.10% at December 31, 2009, compared to 2.11% at December 31, 2008. The net decrease to the allowance for 2009 was $130,230.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 5.47% at December 31, 2009, compared to 5.87% and 4.02% at December 31, 2008 and 2007, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 33% of total loans as of December 31, 2009. The factors that influence the agricultural economy are complex and difficult to predict. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $107,707 at December 31, 2009. This represents 0.04% of total loans outstanding and 0.7% of DBI's total past due loans. During 2009 there were $16,687 of net recoveries on loans considered agricultural-related compared to $19,167 of net recoveries during 2008. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2009, of $6,225,627, which equals 2.10% of total loans is appropriate to cover credit risks in the loan portfolio.

In 2009 DBI's ratio of charged-off loans to average loans outstanding was 1.98% compared to 0.34% and 0.29% during 2008 and 2007, respectively. During 2009, there were two large charge-offs for construction and land development loans. One was $1,424,175 on a relationship that was secured by a strip mall. This property was in other real estate owned that was held by DBI's real estate subsidiary as of year-end 2009. The other was $1 million on a relationship secured by a real estate development project. Charge-offs for loans secured by commercial real estate totaled $2,025,388 with $1,252,000 of that amount being attributed to two relationships. DBI charged-off $1,105,430 related to residential real estate mortgages. Charge-offs on loans secured by business assets were $233,575 during 2009.

Changes in the allowance for credit losses in each of the five most recent years were as follows:

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Balance - beginning of year	$6,355,857	$5,870,512	$5,731,674	$6,400,480	$5,820,150
Charge-offs:					
Residential real estate	$1,105,430	$558,360	$165,346	$423,189	$88,503
Commercial real estate	2,025,388	115,063	100,000	574,089	33,928
Agricultural real estate	18,448	0	0	0	12,369
Construction and land development	2,458,209	105,476	246,594	455,652	103,167
Commercial loans	233,575	175,724	316,147	441,774	83,964
Agricultural loans	0	11,269	0	0	0
Credit cards and related plans	38,014	15,895	25,054	5,261	9,938
Other consumer	60,213	20,237	19,390	116,036	4,406
	$5,939,277	$1,002,024	$872,531	$2,016,001	$336,275
Recoveries:					
Residential real estate	$82,418	$26,148	$29,321	$1,940	$50,154
Commercial real estate	98,046	384	60,604	22,426	47,470
Agricultural real estate	28,123	0	4,431	0	0
Construction and land development	38,534	420,000	0	85	0
Commercial loans	268	573	7,931	39,499	18,362
Agricultural loans	7,012	30,436	0	12,352	0
Credit cards and related plans	1,179	3,546	2,373	4,199	5,704
Other consumer	52,967	6,282	3,709	9,694	8,915
	$308,547	$487,369	$108,369	$90,195	$130,605
Net charge-offs	$5,630,730	$514,655	$764,162	$1,925,806	$205,670
Provision charged to operations	$5,500,500	$1,000,000	$903,000	$1,257,000	$786,000
Balance - end of year	$6,225,627	$6,355,857	$5,870,512	$5,731,674	$6,400,480
Ratio of net charge-offs during the year to average loans outstanding during the year	1.88%	0.17%	0.25%	0.61%	0.07%
Ratio of allowance for credit losses to total loans at the end of year	2.10%	2.11%	1.94%	1.87%	1.96%

Deposits

At December 31, 2009, total deposits were $306,478,269, an increase of $476,822 or less than 1% compared to December 31, 2008. Certificates of deposit decreased by $3.1 million or 2% compared to the prior year-end. The average cost of funds for certificates was 2.92% compared to 4.05% one year earlier. Non-interest bearing deposits decreased by $2.8 million or 7% compared to year-end 2008. Money market accounts increased $3.3 million or 3% compared to year-end 2008. The average cost of funds for money market accounts was 1.09% during 2009 compared to 2.25% during 2008. NOW account balances were $2.7 million or 15% higher at year-end 2009 as compared to the prior year end. Savings accounts increased $461,658 or 3% over the prior year-end. The following table shows, as of December 31, 2009, the maturities of time certificates of deposit in amounts of $100,000 or more:

(In thousands)	Certificates of Deposit
Three months or less	$9,423
Over three months through six months	7,570
Over six months through twelve months	5,890
Over twelve months	17,182
Total	$40,065

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

				Percent Increase (Decrease)	
(In thousands)	2009	2008	2007	2009/08	2008/07
Non-interest bearing accounts	$37,052	$39,806	$45,090	(7%)	(12%)
NOW accounts	20,494	17,840	18,681	15	(5)
Savings accounts	17,137	16,675	15,948	3	5
Money market accounts	99,421	96,165	88,108	3	9
Certificates of deposit	132,374	135,515	141,127	(2)	(4)
Total deposits	$306,478	$306,001	$308,954	0%	(1%)

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Taxable securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of ten years or less. Non-taxable securities are purchased and designated as held-to maturity. Generally these purchases are securities issued by state and local municipalities with maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads when compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

As of December 31, 2008, all of DBI's holdings of corporate mortgage-backed-securities were rated AAA by Standard & Poor's and Moody's. During 2009, five securities were downgraded by the ratings agencies. As of March 31, 2009, three securities secured by non-traditional mortgage products had been downgraded. These securities were analyzed by a third party to determine whether they were other-than-temporarily impaired and if so, if any credit loss existed. Two of the three holdings were determined to have other-than-temporary impairment and credit losses of $312,716 that were recorded through the income statement in the first quarter. A fourth security was added to the evaluation process during the second quarter. It was determined that this security was not other-than-temporarily impaired. No additional credit losses were identified during the year. DBI will continue to closely monitor the performance of these securities. Note 3 – Investment Securities contains additional detail on the evaluation process.

The following table shows the maturities of investment securities at December 31, 2009, and the weighted average yields of such securities:

	U.S. Government Agency Securities		Mortgage-Backed and Other Securities		State and Municipal Securities		Total Securities	
(In thousands)	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
Due in one year or less	$0	0.00%	$1,043	2.31%	$2,209	7.96%	$3,252	6.14%
Due from one to five years	1,000	2.00%	20,076	3.50%	10,119	7.71%	31,195	4.82%
Due from five to ten years	2,999	1.84%	5,411	1.20%	13,372	7.84%	21,782	5.36%
Due after ten years	0	0.00%	4,744	3.65%	8,986	7.65%	13,730	6.27%
TOTAL	$3,999	1.88%	$31,274	3.08%	$34,686	7.76%	$69,959	5.33%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

Other Borrowed Funds and Contractual Obligations

At December 31, 2009, total borrowings decreased $4.4 million or 8% compared to the previous year-end. DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. At December 31, 2009, DBI had $102.6 million of established lines of credit with $53.8 million in availability. Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

During 2009, borrowings from the FHLB remained stable at $30.9 million. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowings under existing lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2009, DACC had established lines of credit of $30 million of which $17.0 million was drawn in the form of short-term notes payable and $4,250,000 in long-term notes payable.

DBI had an advance of $1 million outstanding as of year-end 2009 against its $6 million line of credit. This draw was done as of December 30, 2009 to fund the transfer of a foreclosed property valued at $1 million to DBI Properties, Inc. This was the only draw taken on this line of credit during 2009.

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

	December 31,		
(In thousands)	2009	2008	2007
Short-term borrowings:			
Notes payable to banks	$17,971	$22,415	$20,747
Total short-term borrowings	$17,971	$22,415	$20,747
Long-term debt:			
Federal Home Loan Bank advances	$26,600	$26,600	$25,500
Other long-term debt	4,250	4,250	250
Total long-term debt	$30,850	$30,850	$25,750
Total other borrowed funds	$48,821	$53,265	$46,497
Short-term borrowings:			
Average amounts outstanding during the year	$19,255	$16,113	$24,044
Average interest rates on amounts outstanding during the year	1.04%	2.96%	5.66%
Weighted average interest rate at year end	1.43%	1.57%	5.02%
Maximum month-end amounts outstanding	$22,163	$22,415	$27,751

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2009:

	Less Than One Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
(In thousands)					
Long-term debt obligations (1)	$8,654	$9,433	$5,907	$11,556	$35,550
Purchase obligations (2)	365	756	391	0	1,512
	$9,019	$10,189	$6,298	$11,556	$37,062

(1) Includes interest expense based on outstanding interest rate.
(2) Includes all identified purchase commitments greater than $25,000.

Capital Resources

Stockholders' equity at December 31, 2009, decreased 2.2% to $51,103,648 or $431 per share, compared with $52,227,160 or $439 per share one year ago. Cash dividends declared in 2009 were $14.50 per share compared with $14.50 and $14.40 in 2008 and 2007, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 196%, 46% and 52% in 2009, 2008 and 2007, respectively.

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies ("BHC's") with total assets above $500 million are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated BHC's must meet a minimum leverage ratio of at least 3%, while lower rated BHC's must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.

The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory minimums.

	Ratios as of December 31,			Regulatory
	2009	2008	2007	Minimums
Equity as a % of assets	12.5%	12.6%	12.6%	N/A
Core capital as a % of average assets	13.2%	13.3%	13.0%	4.0%
Core capital as a % of risk-based assets	16.6%	16.8%	16.0%	4.0%
Total capital as a % of risk-based assets	17.9%	18.1%	17.3%	8.0%

DBI's core and risk-based capital ratios are well above the regulatory minimums.

The payment of future dividends by DBI is subject to the discretion of its Board of Directors and will depend on many factors, including DBI's operating results, financial condition and capital position. The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provisions have been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB.

Management believes that 2010 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. During 2009, DACC paid dividends of $1,462,500 to DBI. DACC had net income of $740,945, $831,597 and $610,808 for the years ended December 31, 2009, 2008 and 2007, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2009, was 27.7%.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2009, net cash provided by operating activities which amounted to $2.2 million, the decline in federal funds sold of $5.7 million and the $2.4 million in proceeds from the sale of foreclosed assets, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $5.5 million provision for loan losses, the $4.4 million net decrease in borrowings and the payment of $1.7 million in dividends were the major uses of cash during 2009.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 86%, 87% and 87% at December 31, 2009, 2008 and 2007, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2009, the amount owed to the FHLB was $26.6 million. The borrowings are secured by residential mortgages. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $20 million from the FHLB based on its $3.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2009 DSB sold $26.1 million of residential loans to the secondary mortgage market. In 1999, a $20 million line of credit was established with the Federal Reserve Bank. To date, DSB has not borrowed against this line. Other sources of liquidity consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2009, DACC has unused lines of credit of $8.8 million and the parent company has an available line of credit of $5 million. See Note 12 – Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2009, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2009, is adequate under current economic conditions.

Quantitative and Qualitative Disclosures About Market Risk

DBI's principal market risk exposure is interest rate risk. The objectives of DBI's interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of DBI while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of DBI's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. DBI does not hold any assets or liabilities for trading purposes.

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio. The held-to-maturity portfolio represents only 7.8% of total assets at year-end.

DSB's Asset Liability Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by DSB's Board of Directors in the Asset Liability Funds Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

The tables shown below indicate the behavior of DBI's interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The following table summarizes results of simulations as of the end of the two most recent years:

	As of December 31, 2009		
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$13,688,000	($550,000)	(3.86)%
No change	$14,238,000	--	--
100 basis point decline	$14,299,000	$61,000	0.43%

	As of December 31, 2008		
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$14,676,000	$207,000	1.43%
No change	$14,469,000	--	--
100 basis point decline	$14,013,000	($456,000)	(3.15)%

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Asset Liability Committee takes no action in response to changes in interest rates.

Management also measures DBI's exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in DSB's investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model that DBI utilizes approximates the average life of earning assets and interest-bearing liabilities; therefore, the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities. The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

As of December 31, 2009

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$65,089,000	$2,003,000	3.17%
No change	$63,086,000	--	--
100 basis point decline	$60,137,000	($2,949,000)	(4.68)%

As of December 31, 2008

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$53,843,000	$1,901,000	3.7%
No change	$51,942,000	--	--
100 basis point decline	$49,078,000	($2,864,000)	(5.5)%

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2009, DBI's estimated changes in the market value of equity are within a range management considers acceptable. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2009:

(In thousands)	0 to 6 Months	7 to 12 Months	1 to 2 Years	Over 2 Years
Loans	$103,533	$74,828	$40,047	$78,225
Investment securities	1,705	1,503	9,481	54,426
Federal funds sold	3,500	0	0	0
Other	4,064	0	0	803
Total earning assets	$112,802	$76,331	$49,528	$133,454
Interest-bearing deposits	$194,153	$26,794	$34,103	$14,377
Other borrowed funds	22,371	3,250	2,400	20,800
Total interest-bearing liabilities	$216,524	$30,044	$36,503	$35,177
Rate sensitivity gap	($103,722)	$46,287	$13,025	$98,277
Cumulative rate sensitivity gap	($103,722)	($57,435)	($44,410)	$53,867
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	52.10%	76.71%	84.31%	116.93%
Ratio of cumulative gap to average earning assets	-27.51%	-15.23%	-11.78%	14.29%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months. The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

EMPLOYEES OF DENMARK STATE BANK

Denmark	**Denmark**	**Maribel**
Debra K. Ausloos	John P. Olsen	Edwin R. Duckart
Carol M. Behringer	Tobias H. Olsen	Debbie A. Grenier
Christina M. Bienapfl	Anna M. Pearson	Linda M. Kuik
Mary B. Buresh	Stephen N. Peplinski	Tami J. Pelischek
Sheena M. Craanen	Tammy A. Pribyl	
Terese M. Deprey	Charles J. Rabitz	
Hilaria A. Dose	Bonnie L. Reindl	
Mary J. Doucha	Linda M. Rentmeester	**Reedsville**
Lynnette E. Duckett	Sarah J. Schley	Linda L. Beyer
Donna P. Emmer	Diane M. Schlies	Barbara A. Lorrigan
Jill S. Feiler	Kenneth J. Schneider	Joan C. Popp
Sara L. Fels	Steven M. Schneider	Sara J. Popp
Joanna B. Fischer	Cynthia L. Shimon	Darlene F. Schmieder
Bonita M. Gauger	Lori A. Sisel	Gail S. Wegner
Patricia A. Gremore	Jeanne M. Swagel	
Sara J. Halfmann	Kimberly J. Tess	
Dennis J. Heim	Deanna L. Tilot	
Tim L. Henke	Jeffrey G. Vandenplas	**Whitelaw**
Melissa S. Hoyer	Allison J. Van Groll	Beverly J. Evenson
Kevin W. Johnsrud	Leroy M. Verkuilen	Debra J. Habeck
Donna J. Kafka	Cynthia M. Winiecki	Deborah L. Kopidlansky
Melissa M. Kersten	Jeanne L. Wolf	David H. Radue
Betty A. Kittell	Michelle R. Wotachek	Richard J. Schmieder
Ellen M. Klarkowski		Bonnie M. Vogel
Kim M. Kohn		Kristine Weber
Linda L. Kolarik		
Ann M. Kozlovsky	**Bellevue**	
Lawrence J. Kozlovsky	Brenda M. Allen	
Evonne J. Kreft	Mary A. Bauer	**Wrightstown**
Carl T. Laveck	Molly J. Carriveau	Tiffany L. Allen
Lynda A. Leanna	Joan M. DeGrand	Polly L. Novitski
Julie A. Lemmens	Jodi G. Havlovitz	Samantha M. Van Elzen
Lonnie A. Loritz	Amy R. Hertel	Jeffrey J. Van Rens
Stacy L. Magnuson	Amanda J. Jacquart	Katherine R. Wilson
Rachel J. Markvart	Ryan M. Johanek	
Sandra R. Miller	Chad R. Kofler	
Shawn E. Mueller	Mary E. Kropp	
Kristina L. Nelsen	Patricia A. Olejniczak	
Sarah L. Neuser	Katherine A. Pelnar	
Tamara A. O'Brien	Glenn J. Whipp	

Directors of Denmark Bancshares, Inc.

Janet L. Bonkowski
Public Relations Manager
Schneider National, Inc.
Director of Denmark State Bank

Terese M. Deprey
Employee of Denmark State Bank

Thomas N. Hartman
President
Hartman's Towne and Country Greenhouse, Inc.
Director of Denmark State Bank

Michael L. Heim
President
Heim Trucking Company
Director of Denmark State Bank

Kenneth A. Larsen, Sr.
Sole Member, K.A. Larsen Consulting, LLC
Director of Denmark State Bank

Allen M. Peters
Retired Teacher and Athletic Director
Reedsville School District

Diane L. Roundy
Director of Business Development
Schenck Business Solutions
Director of Denmark State Bank

Thomas F. Wall*
Retired Sales Account Manager
Natural Beauty Growers
Director and Chairman of the Board Denmark State Bank

Nominees for Director of Denmark Bancshares, Inc.

William F. Noel
Operations Manager
St. Bernard & St. Philip Parishes
Director of Denmark State Bank

John P. Olsen*
CEO and President of Denmark Bancshares, Inc.
CEO of Denmark State Bank
Director of Denmark State Bank

Officers of DBI and DSB

John P. Olsen*
CEO and President of Denmark Bancshares, Inc.
CEO of Denmark State Bank
Director of Denmark State Bank

Jill S. Feiler*
President of Denmark State Bank
Vice President and Secretary of Denmark Bancshares, Inc**.**

Carl T. Laveck*
Executive Vice President of Denmark Bancshares, Inc.
Executive Vice President and Chief Credit Officer of Denmark State Bank

Dennis J. Heim*
Vice President and CFO of Denmark Bancshares, Inc.
Sr. Vice President and CFO of Denmark State Bank

Lonnie A. Loritz*
Vice President and Secretary
Denmark State Bank

David H. Radue
Vice President
Denmark State Bank

Kimberly J. Tess*
Assistant Vice President and Controller
Denmark State Bank

Jeffrey G. Vandenplas
Vice President
Denmark State Bank

Jeffrey J. Van Rens
Vice President
Denmark State Bank

Glenn J. Whipp
Vice President
Denmark State Bank

* Executive officer

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

2008	Book Value End of Quarter	Market Value (1) High	Low	Dividends
1st Quarter	$446	$850	$800	$7.20
2nd Quarter	443	860	700	
3rd Quarter	446	600	600	7.25
4th Quarter	439	650	550	
2009				
1st Quarter	$429	$475	$475	$7.25
2nd Quarter	427	450	380	
3rd Quarter	433	430	430	7.25
4th Quarter	431	430	400	
2010				
Through February 24, 2010	N/A	$430	$430	$7.25

1) See the following page for additional information about the market value of DBI Common Stock.
2) The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of February 24, 2010 DBI had 1,610 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data)   For the Quarter Ended

2008	March 31	June 30	September 30	December 31
Interest income	$6,458	$6,050	$5,935	$5,631
Interest expense	2,850	2,404	2,233	2,058
Provision for credit losses	150	175	225	450
Net income	1,257	967	809	758
Net income per share	10.56	8.12	6.80	6.36
2009				
Interest income	$5,562	$5,373	$5,180	$5,041
Interest expense	1,800	1,666	1,620	1,472
Provision for credit losses	1,000	1,535	1,200	1,765
Net income	242	178	380	78
Net income per share	2.03	1.50	3.19	0.66

STOCK PERFORMANCE

STOCK PERFORMANCE GRAPH

The following line graph shows a comparison of the yearly percentage change in the cumulative total shareholder return on Denmark Bancshares, Inc. Common Stock with the cumulative total returns of the Nasdaq Bank Composite Index and the Nasdaq Composite Stock Market Index. Cumulative total shareholder return includes the change in year-end stock price and assumes reinvestment of dividends. The graph assumes $100 was invested in Denmark Bancshares, Inc. Common Stock and for each index on December 31, 2004. The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. The prices of DBI Common Stock used to determine the cumulative total shareholder return for the years ended 2007 through 2009 are based on information obtained from buyers or sellers, may not reflect all transactions and may not be entirely reliable. The prices of DBI Common Stock used to determine the cumulative total shareholder return for the years ended 2005 and 2006 were based on repurchases of Common Stock by DBI pursuant to DBI's Stock Repurchase Policy. The Stock Repurchase Policy provided that shares offered to DBI could be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the most recently publicly filed Form 10-Q or 10-K preceding the purchase. The applicable percentage was 210% of book value from March 28, 2001 through September 11, 2006.



Stock/Index	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Denmark Bancshares	$100	$103	$101	$90	$68	$55
Nasdaq Bank Composite	$100	$98	$110	$88	$69	$58
Nasdaq Stock Composite	$100	$102	$113	$125	$75	$109

DENMARK BANCSHARES, INC.

EXHIBIT (21.1)

List of Subsidiaries

Name	Jurisdiction of Incorporation
1. Denmark State Bank	Wisconsin
2. Denmark Agricultural Credit Corporation	Wisconsin
2. DBI Properties, Inc.	Wisconsin
3. Denmark Investments, Inc.	Nevada

All subsidiaries listed are 100% directly owned by Denmark Bancshares, Inc. except that Denmark Investments, Inc. is 100% owned by Denmark State Bank.

DENMARK BANCSHARES, INC.

EXHIBIT (23.1)

Consent of Independent Registered Public Accounting Firm



Consent of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Denmark Bancshares, Inc.
Denmark, Wisconsin

We consent to the inclusion of our report dated February 23, 2010, relating to the consolidated balance sheets of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. We also consent to the incorporation by reference in the Registration Statement (No. 333-69551) on Form S-8 of Denmark Bancshares, Inc. of our report dated February 23, 2010, appearing in the Form 10-K of Denmark Bancshares, Inc.

Wipfli LLP

Wipfli LLP

February 23, 2010
Green Bay, Wisconsin

I, John P. Olsen, CEO and President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Denmark Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John P. Olsen

Date: February 23, 2010

John P. Olsen
CEO and President

DENMARK BANCSHARES, INC.
EXHIBIT (31.2)
CERTIFICATIONS

I, Dennis J. Heim, CFO, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Denmark Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dennis J. Heim
_____

Date: February 23, 2010

Dennis J. Heim
CFO, Vice President and Treasurer

DENMARK BANCSHARES, INC.

EXHIBIT (32.1)

CERTIFICATIONS

Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. э1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. ("DBI"), hereby certify, based on their knowledge, that the Annual Report on Form 10-K of DBI for the year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DBI.

/s/ John P. Olsen
John P. Olsen
CEO and President

/s/ Dennis J. Heim
Dennis J. Heim
CFO, Vice President and Treasurer

Date: February 23, 2010